KAYE SCHOLER LLP

04054168

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

December 29, 2004

BY HAND

RECD S.E.C.
DEC 3 0 2004
1086

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

SUPPL

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: (i) the Company's press release dated September 9, 2004 regarding 2004 First Half results, (ii) Focus publication on Lagardère Media, (iii) Analyst Meeting presentation with respect to First Half 2004 results and (iv) the Company's interim report (First Half 2004).

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

PROCESSED
JAN 07 2005

Sincerely,

Garth B. Thomas

cc: Mr. Laurent Carozzi
Ms. Hélène Martin
Fred Marcusa, Esq.
Ken Mason, Esq.

Lagardère

Interim report

First half 2004

Review of operations

The Lagardère Group has broadened its core business, the media, by taking a strategic stake in EADS N.V. (European Aeronautic Defence and Space Company).





In the Media sector, Lagardère Group's ambition is to capitalize on its major advantages – international presence, strong brand names (Elle, Première, Paris Match, Europe 1, Hachette, Virgin, and Canal J), expertise in content publishing (book publishing, film & TV production and new media), world leadership in the businesses of consumer magazines and distribution of cultural/entertainment products and services – in order to consolidate its presence and performance in all the major sectors related to the publishing and distribution of high quality content.

The aim of Lagardère's media division is to continue achieving growth by concentrating on two major lines of strategy. First of all, actively expand its international presence, not only in Western Europe, the United States and Japan, but also in high-potential countries (China and Eastern Europe) which could become the future growth markets; second, nurture and conquer leadership positions with the Group's flagship themes: women, education, youth and travel. Lagardère still feels that becoming a major player in television would be a considerable source of value and will therefore give careful, thorough consideration to any opportunities that could contribute to achieving this aim.

Concerning Editis, Lagardère initiated during the first half of 2004 the procedure to dispose of the entity to be sold, in accordance with the commitments taken by the Group in December 2003 and validated by the decision of the Brussels Commission issued on January 7, 2004.

After a thorough scrutiny of the offers received by Lagardère, via its advisory bank BNP Paribas, from potential purchasers who had shown a strong interest for the block acquisition of the entity to be disposed of, Lagardère short-listed five candidates and selected on May 28, 2004 one of these candidates, WENDEL Investissement, with which it signed a disposal agreement on July 30, 2004.

Before signing this agreement, the Group sought the opinions of the relevant Works Councils and obtained the approval of the European Commission for WENDEL Investissement.

The actual transfer of ownership of the disposed assets is expected to occur no later than September 30, 2004, once the authorization of all the national competition authorities has been obtained.

The agreement signed with WENDEL Investissement meets the various criteria which Lagardère had fixed for itself and are consistent with those defined by the European Commission: block sale of the disposed entity, in return for a price based on a corporate value of € 600 million, which will be fully payable in cash at the time of the disposal, speedy implementation, financial strength of the buyer and long-term industrial vision.

Further, Lagardère Group has consolidated its positions in the "reference" and "university" segments by the integration of the assets of Larousse, Anaya, Dunod, Dalloz, and Armand Colin and has become the leading book publisher in France. In Spain, Hachette has also become the sector's leader and confirmed its ambition to become the leading publisher on the Latin language markets.

Lastly, in August this year, a draft agreement was signed between Hachette Livre and W.H. Smith, concerning the acquisition of the British publishing company Hodder Headline; the UK's fourth largest publisher, sixth in education, with sales in excess of € 200 million. Hodder Headline has one of the best balanced business portfolios of all the players in the English-speaking world in the market segments comparable to those of Hachette Livre. This transaction will give Hachette Livre a strong position on the key linguistic region of the English-speaking world.

In the High Technologies business, the group's main strategic objective was European integration. This was achieved, first with the grouping of two major national players (contribution of Matra Hautes Technologies to Aerospatiale), and then on the European level (merger of Aerospatiale Matra with the German group DASA, and the Spanish group CASA with EADS N.V.). EADS thus inherited almost thirty years of partnership between its founding members and, in three short years, managed to capitalize on its strengths as a multi-national group.

The creation of EADS has resulted in considerable increases in the overall business volumes of the newly organized group and in significant savings derived from the synergies thus generated. As a result, the group posts annual sales of around 30 billion euros and has 100,000 employees spread over seventy sites. With its portfolio of world renowned brands such as Airbus, Eurocopter and Astrium, EADS is at the forefront of the global aeronautic, space and defense industry, providing Europe, via the extensive reach of its combined businesses, with the capacity to compete with the sector's heavyweight players, particularly in the United States.

Summarized consolidated income statements are as follows:

(in millions of euros)	First half 2004	First half 2003	Year 2003
Sales	**6,250**	**5,802**	**12,454**
Operating Income	337	229	671
Interest expense, net	(32)	(31)	42
Operating income (loss) after interest	**305**	**198**	**713**
Non-operating loss	(17)	(16)	(79)
Other items (including corporate income tax)	(124)	(101)	(276)
Net income (loss) before minority interests	164	81	358
Net income	**140**	**74**	**334**

CONSOLIDATED RESULTS

During the first half of 2004, Lagardère Group recorded a 7.7% growth in sales and a 47.1% increase in its operating income which rose from € 229 million to € 337 million, compared to the same period in 2003.

Operations of the Group's main business segments are analyzed below.

(Media)

Summarized half-year income statements of the Lagardère Media segment are as follows:

INCOME STATEMENT (in millions of euros)	First half 2004	First half 2003	Year 2003
Net Sales	4,060	3,861	7,944
Operating Income	197	172	427
Interest expense, net	(23)	(28)	55
Operating income (loss) after interest	**174**	**144**	**482**
Non-operating expenses, net*	(1)	(5)	(28)
Net income from companies accounted for by the equity method	32	23	47
Net income (loss) before tax	**205**	**162**	**501**

* *Excluding exceptional write-downs of intangible assets.*

Lagardère Media is composed of the Book Publishing, Distribution Services and Lagardere Active divisions









The economic context for the first six months of 2004 continued to be uncertain and uneven, marked by the sustained level of book publishing activities and by a favorable advertising market for radio broadcasting, while the press, in a sluggish advertising context, devoted significantly higher efforts to renewing magazine launches.

In this context, excluding changes in group structure and exchange rate fluctuations, media business operations recorded a 5.2% increase. It remained negatively affected by the strong Euro but benefited nevertheless from the consolidation of the maintained Editis operations (€ 130 million).

Excluding incidents linked to structural changes and currency fluctuations, net sales grew by 3.3%. All business divisions recorded positive growth figures, which were particularly high for Lagardere Active with its double-digit internal growth.

Operating income totaled € 197 million, up by 14.2% over June 30, 2003 before recording changes in Group structure and exchange rates. It can be broken down as follows:

- The Book division recorded a € 7.9 million increase in operating income. Activity in this division was still carried by the balanced development of all publishing and distribution businesses in France and by the excellent performances of fascicles. On their side, for the first half of 2004, the recently consolidated businesses of Editis posted earnings just above break even (+ € 0.4 million), which are not representative of the expected trend for the whole year considering the seasonal nature of the business.
- For the first half 2004, the Press division launched numerous new titles backed by large-scale promotional campaigns. The financial requirements of these campaigns, together with the continuing poor currency market, had a negative effect on the division's profitability for the first half of 2004 and led to a fall in operating income by € 8.8 million over the first half of 2003.
- The Distribution Services division recorded a € 5.1 million increase in operating income thanks to the excellent performance of Spain and the improved results of Relais H, Virgin and North America.
- For Lagardere Active, operating income rose by € 20.3 million. Once again this performance was driven by a sharp improvement in radio and TV broadcasting activities as well as by efforts to rationalize businesses dedicated to Internet sites.

Net interest expenses showed a negative balance of – € 23 million, representing a € 5 million improvement over the first half 2003, as a result of the better cash position of divisions and the fall of interest expenses due to shrinking rates.

At June 30, 2004, the T-Online share was trading at € 9.37 compared to € 10.30 at December 31, 2003. These shares were kept in the accounts at the value of December 31, 2003 of € 522 million, representing a unit value of € 7.50. The application on June 30, 2004 of the evaluation method based on stock market comparables and on the consideration of a marketability discount, as set up at year-end 2003, has indeed helped to maintain this value.

Non-operating expenses (excluding exceptional write-downs of intangible assets) amounted to a charge of € 1 million euros.

Income from companies accounted for by the equity method rose sharply to € 32 million over the first half 2003, mainly driven by the sound performance of CanalSatellite.

(High Technologies)

Lagardère Group's presence in the high technologies sector is represented by its equity stake in the EADS group which is consolidated under the proportional method. For the first half of 2004, the equity stake applied in the consolidation was 15.04% compared to 15.07% for the year 2003; it was diluted as a result of a share capital increase reserved for EADS employees which took place in December 2003.

EADS is composed of Airbus, Aeronautics, Military Transport Aircraft, Space and Defense and Civil Systems.

INCOME STATEMENT (in millions of euros)	First half 2004	First half 2003	Year 2003
Net Sales	**2,190**	**1,941**	**4,510**
Operating Income	147	66	232
Interest expense, net	(11)	(16)	(20)
Operating income (loss) after interest	**136**	**50**	**212**
Non-operating income (expenses*)	(11)	(15)	(49)
Net income from companies accounted for by the equity method	7	10	38
Net income before tax	**132**	**45**	**201**

** Excluding exceptional write-down of goodwill.*



The consolidated financial statements of EADS have been restated so that they conform to the French accounting standards applied by Lagardère Group. Until early 2004 and given the specific nature of certain hedging instruments, now due, net sales and consequently operating income and interest expenses were restated to reflect foreign currency transactions in Lagardère's accounts using the rates of exchange at which the corresponding cash flows had been hedged. Fair value adjustments made by EADS in respect of the contributions of Aerospatiale Matra and Dasa were also eliminated, so that these contributions were included in Lagardère's consolidated financial statements at historical cost.

Lastly, since EADS Group ceased to write-down goodwill as of January 1, 2004 in accordance with the new IFRS accounting rules, a depreciation and amortization expense was restored for the goodwill not restated originally in the Lagardère's Group's consolidation.

The table below shows a comparison between EADS' published results and the restated amounts included in Lagardère's consolidated financial statements for the first half of 2004:



(in millions of euros)	15.04% of EADS published results	Restatements	Amount consolidated by Lagardère
Net Sales	2,190		2,190
Operating Income	138	9	147
Interest expense, net	(11)		(11)
Operating income after interest	127	9	136
Non-operating expenses, net *	(11)		(11)
Net income from companies accounted for by the equity method	7		7
Net income before tax	123	9	132

** Excluding exceptional write-down of goodwill.*



OPERATIONS

EADS contribution to Lagardère's consolidated sales was € 2,190 million, up on the figure of € 1,941 million published on June 30, 2003.

All Divisions contributed to achieving this improvement, with the exception of Military Transport Aircraft, where

unsurprisingly, there has been no intermediary stage where the revenue generated by the A400M can be taken into account.
The primary growth engine was Airbus, which recorded a 14% increase in sales. This good performance is the result of the delivery of a larger number of aircrafts compared to the first half of 2003 (161 aircraft against 149 for the same period last year), but also a particularly favorable distribution between the different aircraft delivered.
The Defense and Civil Systems division recorded a highly satisfactory income growth, driven by the increase in the missile and Eurofighter deliveries.
The Space Division business also recorded growth, mainly thanks to the contribution of the Paradigm satellite-based military communication program managed by EADS Space Services for the UK Ministry of Defense.
Lastly, the Aeronautics Division posted sales comparable to those recorded in the first half of 2003. Traditionally, this business generates higher sales in the second half of the year (especially for Eurocopter).
The global order book totaled € 180 billion, an amount similar to the year end 2003 figure. The level of orders taken shrank over the first half 2003 which had recorded significant commercial successes (orders for 21 A380 Airbus airplanes, signature of the A400M contract for 180 airplanes worth € 19.7 billion euros), but remained nevertheless close to the sales level. The major commercial successes for this first half mainly include the Arianespace order for three rocket launchers worth nearly € 3 billion. Airbus, for its part, booked 104 gross orders (before cancellations) during the first half of 2004, thereby reaching 58% market share. At the end of June 2004, its order book stood at 1,393 aircrafts.
The outlook is also very satisfactory thanks mainly to the turnaround in air traffic. In order to respond to market demand, Airbus has decided to gradually increase its production speed.
For the first half of 2004, the contribution to operating income totaled € 147 million, clearly up over the € 66 million recorded in the first half of 2003. This good performance was firstly driven by Airbus, whose performance has been boosted by the combined effects of a large volume and the distribution of delivered aircraft types, resulting in a significant increase in margin rates.
The Space Division has managed to achieve better control over its operating costs and has been reaping the early benefits of its restructuring plan. It is also benefiting from the improvement in the business operations of EADS Space Services (Paradigm).
The results of the other EADS businesses are in line with the first half of 2003.
Interest expense fell compared to June 2003 due to the improved cash position.
Non-operating expenses are composed primarily of provisions for restructuring costs, mostly in connection with the Defense and Communications Systems operations. At June 30, 2004, non-operating expense mainly comprised provisions for restructuring for, mostly, hedging the cost-cutting program started in the Space division.
Income from companies accounted for by the equity method, which dropped by € 3 million over the first half 2003, was mainly generated by Dassault Aviation.

Other Activities

Other Activities include interest expenses for borrowings obtained by the Group and not directly related to business activities, the operating costs of holding companies, and the results of companies not attached to any of the Group's business segments, principally Argil & Cie and the "spare parts" department of Matra Automobile.
Operating loss amounted to € 7 million compared to € 9 million at June 30, 2003.
Net interest expenses leveled off at a level close to equilibrium (+ € 1 million) already reached for the entire 2003 financial year (– € 1 million).
After taking into account the non-operating loss of (- € 1 million), net loss before tax of Other Activities amounted to (- € 7 million).

The contribution of the Group's two main business segments and of Other Activities to consolidated income before tax, amortization and write-downs of intangible assets and minority interests were as follows:

CONTRIBUTION TO CONSOLIDATED RESULTS (in millions of euros)	First half 2004	First half 2003	Year 2003
LAGARDERE MEDIA	205	162	501
EADS	132	45	201
Total income (loss) of business segments	**337**	**207**	**702**
OTHER ACTIVITIES	(7)	6	62
Income (loss) before tax, amortization and write-downs of intangible assets and minority interests	**330**	**213**	**764**

After income tax, amortization and write-downs of intangible assets and minority interests, net income was as follows:

(in millions of euros)	First half 2004	First half 2003	Year 2003
Income (loss) before tax, amortization and write-downs of intangible assets and minority interests	**330**	**213**	**764**
Income tax	(102)	(69)	(193)
Amortization and write-down of goodwill and other intangibles	(64)	(63)	(213)
Net income (loss) before minority interests	**164**	**81**	**358**
Minority interests	(24)	(7)	(24)
Net income (loss)	**140**	**74**	**334**

- The consolidated income tax expense totaled € 102 million at June 30, 2004 compared to € 69 million at June 30, 2003 and recorded growth in line with results.
- Amortization and write-downs of intangible assets totaled € 64 million for the first half of 2004 compared to € 63 million for the same period last year. This increase is attributable to exceptional write-downs of € 4 million recorded by Lagardère Media compared to the € 2 million on June 30, 2003.
- For the six months ended June 30, 2004, net income attributable to minority interests was € 24 million compared to € 7 million at June 30, 2003, this increase was mainly driven by EADS for € 11 million and Lagardere Active for € 4 million.

PARENT COMPANY RESULTS

For Lagardère SCA, the parent company, the operating income and net income for the first half of 2004 stood respectively at a loss of € 6 million and a profit of € 55 million (compared to an operating loss of € 3 million and net loss of € 12 million at June 30, 2003).

Consolidated balance sheets

ASSETS (in millions of euros)	June 30, 2004	Dec. 31, 2003	June 30, 2003
Current assets			
Cash and cash equivalents	1,596.2	1,578.2	855.7
Marketable securities	985.2	1,071.5	1,384.1
Trade receivables, net	2,102.7	1,726.2	1,661.5
Inventories, net	2,258.4	2,089.0	2,296.1
Other receivables, prepayments and deferred charges	2,755.1	2,045.7	2,002.1
Total current assets	**9,697.6**	**8,510.6**	**8,199.5**
Investments accounted for by the equity method	1,502.3	1,502.9	1,498.6
Other investments and non-current assets	1,217.5	2,317.3	2,481.6
Property, plant and equipment, net	2,338.1	2,126.9	2,006.9
Intangible assets, net	3,906.7	3,498.8	3,679.1
Fixed and other non-current assets	**8,964.6**	**9,445.9**	**9,666.2**
Total assets	**18,662.2**	**17,956.5**	**17,865.7**

LIABILITIES AND STOCKHOLDERS' EQUITY (in millions of euros)	June 30, 2004	Dec. 31, 2003	June 30, 2003
Liabilities			
Trade payables	3,337.1	3,219.1	3,037.5
Advances on contracts and deferred income	2,363.5	2,243.9	2,233.7
Borrowings	4,132.5	3,819.0	4,285.6
Other payables and provisions	1,958.6	1,921.7	1,760.5
Reserves for risks and charges	2,260.9	2,201.0	2,254.7
Total liabilities	**14,052.6**	**13,404.7**	**13,572.0**
Permanent funds			
Perpetual subordinated notes	415.8	415.8	415.8
Minority interests	265.4	254.5	240.9
Total permanent funds	**681.2**	**670.3**	**656.7**
Stockholders' equity			
Common stock	854.8	851.7	850.0
Additional paid-in capital and retained earnings	3,073.6	3,029.8	2,787.0
Total stockholders' equity	**3,928.4**	**3,881.5**	**3,637.0**
Total permanent funds and stockholders' equity	**4,609.6**	**4,551.8**	**4,293.7**
Total liabilities and stockholders' equity	**18,662.2**	**17,956.5**	**17,865.7**

Consolidated statements of income

(in millions of euros)	Half year to June 30, 2004	Half year to June 30, 2003	Year to Dec. 31, 2003
Operating revenues			
Net sales	6,250.2	5,802.3	12,454.4
Other operating revenues	370.2	471.1	614.3
Total operating revenues	**6,620.4**	**6,273.4**	**13,068.7**
Operating expenses			
Purchases and changes in inventories	(3,496.3)	(3,444.7)	(7,097.4)
Payroll costs	(1,336.5)	(1,266.8)	(2,521.8)
Depreciation, amortization and provisions	(264.4)	(224.6)	(522.4)
Other operating expenses	(1,185.8)	(1,108.0)	(2,255.8)
Total operating expenses	**(6,283.0)**	**(6,044.1)**	**(12,397.4)**
OPERATING INCOME	**337.4**	**229.3**	**671.3**
Interest expense, net	(32.3)	(30.9)	(41.9)
Operating income, (loss) after interest	**305.1**	**198.4**	**713.2**
Non-operating expenses, net	(17.0)	(15.7)	(78.9)
Preferred remuneration	(0.5)	(3.9)	(8.1)
Amortization of goodwill	(60.5)	(60.6)	(123.6)
Income taxes	(102.3)	(69.2)	(193.3)
Net income (loss) from companies accounted for under the equity method	38.7	32.8	49.1
NET INCOME (LOSS) BEFORE MINORITY INTERESTS	**163.5**	**81.8**	**358.4**
Minority interests	(23.8)	(7.4)	(24.5)
NET INCOME (LOSS)	**139.7**	**74.4**	**333.9**
Income per undiluted share	1.03	0.55	2.47
Income per diluted share	1.02	0.55	2.42

Outlook

At the end of August, the uncertainties surrounding the global economy make it difficult to make any forecast for Lagardère Media.

However, the few signs of economic improvement in most western countries and Japan and the currency stability of the euro represent encouraging factors for the year end.

Lastly, in the second half, which generally contributes 60% of the annual operating income, Lagardère Media is faced firstly with a very high comparison for the corresponding period in 2003 in respect of its Radio business. Secondly, since its book publishing division largely depends on its Education segment, which, as in previous years, will not post growth due to the demographic situation, the Group cannot expect growth in the second half at the same rate as for the first half.

In total, buoyed by the strong operating income in the first half, Lagardère Media forecasts growth in operating income (prior to the impact of Editis and Hodder Headline) of between 7% and 10% for the full year 2004.

FOCUS

Lagardère Media

2004

LAGARDERE
MEDIA

Books

HACHETTE Livre

Magazines

HACHETTE FILIPACCHI MEDIAS

Distribution Services

HACHETTE DISTRIBUTION SERVICES

Audiovisual

lagardere active

Message from Arnaud Lagardère

By the close of 2003, our group had proven its loyalty to the legacy of Jean-Luc Lagardère.

First and foremost, we have demonstrated our loyalty to our business history, which has shaped our group and made it what it is today: a leader in the media industry with a future inextricably linked to the development of media-related activities.
However, whether it involves strengthening our mature businesses or seizing new opportunities, this change must always be driven primarily by quality rather than quantity. Size is not an end in itself – all that matters is the long-term health of our activities.

We have also demonstrated our loyalty to the values handed down to us, wherein the notion of independence is paramount. We have shown our self-determination vis-à-vis political powers, financial markets and trends. Masters of decision-making and time-management, we are able to build upon our choices and incorporate them into a long-term strategy yet remain ready to react with lighting reflexes should circumstances require it.
It's clear that Lagardère group is still driven by its zest for a good challenge – always one of its defining characteristics. In a difficult economic climate and a particularly competitive environment, the excellent results of 2003 bear witness to the talent of our teams and reaffirm our goal of becoming one of the top three media companies worldwide – without ever, it should be noted, forsaking our national identity or our roots. The outcome of the Editis transaction and our commitment toward the City of Paris's bid for the 2012 Olympics and Paralympic Games are proof of our dedication.

However, let there be no mistake: our success is also contingent upon our ability to safeguard our creativity. We are an open group that acts according to consensus and is capable of exploring new horizons. With this in mind, in the next few months I intend to



implement a strategic committee comprising international personalities from all walks of life whose combined wealth of experience will be of particular benefit in helping us to initiate thought processes linked to sustainable development and to identify emerging markets that will serve as our centers of growth for years to come.

In a multitude of ways, 2003 will be remembered as an exceptional year for Lagardère Media during which we were able to prove, more than ever before, our resilience and steadfastness. A benchmark year with results that attest to our fighting spirit, 2003 will provide a solid base that will, with resolve and determination, serve as the cornerstone for our future triumphs.

Arnaud Lagardère


RELAY

A global commitment

Lagardère Media brings together 26,000 employees whose expertise is recognized around the world. Its executives and teams are constantly striving to reflect a wide range of identities and cultures. They represent the Group's greatest asset and provide the best guarantee of strong and reliable performance.

An open company

Lagardère Media's concern for quality working conditions, social dialogue and the development of its skills base translates into a commitment to its employees' performance and growth.

The average age of a Lagardère Media employee in France is 41.3. A young company that offers opportunities in creative fields, it attracts a range of talents thanks to the diversity of its business centers and the international name recognition of its brands.

Lagardère Media invests extensively in training activities, which help enhance the individual and collective skills of group employees. In this respect, training through the Media Campus promotes the development and spread of our company values. Moreover, the group maintains relationships with noted universities and other institutes of higher education to provide partnership seminars for student interns, one-off courses and regular training sessions.

A good citizen

As a company with an open attitude to the world, Lagardère Media strives to promote respect for individuals and cultures by taking part, on an ongoing basis, in social, charitable, cultural and sports-oriented initiatives.

Furthermore, the Jean-Luc Lagardère Foundation (previously known as the Hachette Foundation) is a longstanding

Lagardère Media is highly involved in a range of charitable, cultural and social projects, at group level and within group subsidiaries: support for Reporters Without Borders (HDS). Cooperative efforts with the Chinese General Administration for the Periodical Press (GAPP) in order to promote change in the publishing market (HFM). A fund drive for the French AIDS organization Association Ensemble Contre le Sida (Lagardere Active Broadband). A suicide prevention campaign aimed at Swiss youth (Naville Détail, HDS). An educational support campaign organized by UNICEF (Relay, HDS). An initiative to promote professional reintegration, in partnership with the City of Paris (Lagardere Active Broadband). An AIDS prevention campaign (Entrevue, HFM). Educational exchange grants, promoted after extensive flooding in Provence's Arles region (HFM). Support for the launch of Roz (The Day), an Afghan women's publication (Elle, HFM). Creation of the Version Femina Woman prize to honor women involved in charitable activities (Version Femina, HFM). The creation of the Louis Hachette prize to recognize the best article, news story, special report or interview of the year. Paris Match's sponsorship of exhibitions (HFM).

French institution. For the past 15 years, the foundation has focused its activities on three main areas of support: grants, promoting the French language to the world and cultural activities in hospital settings. Encouraging the young and boosting talent and innovation are among the top objectives of the grants awarded every year to the young winners in the writing, audiovisual, digital and music categories. To date, 112 talented young people have received support aimed at helping them achieve the goals to which they are deeply committed.

Promoting French in the world involves teaching and spreading French culture internationally. With this objective in mind, the foundation has sponsored the creation of some 20 media libraries and cyber cafes worldwide, and has also distributed thousands of books in Lebanon, Brazil, Vietnam, Romania, Turkey and Algeria.

To support the spread of culture in hospital settings, the foundation has set up some 20 "culture corners" designed to lend a more human dimension to child psychiatric services. In this context, the foundation has joined forces with the Fondation des Hôpitaux de France (French Hospital Foundation) to create a help centre for depressed adolescents, set to open in fall 2004 at the Hôpital Cochin in Paris. Since 1998, the foundation has been particularly involved in the Hospital's cultural program, initiated by the French Ministry of Culture, and has helped launch about 20 partnership projects between artists and hospitals.

OLYMPIC AND PARALYMPIC GAMES: ELEVEN COMPANIES BACKING PARIS 2012

Accor, Bouygues, Crédit Agricole, EDF, France Télécom, Lagardère, RATP and Renault: eight major French companies have joined forces to form a non-profit organization (under Loi 1901) backing the City of Paris in its bid to host the 2012 Olympic and Paralympic Games. By committing itself to supporting the Paris 2012 Public Interest Group (GIP Paris 2012), the Club des Entreprises demonstrates the determination of major French economic players to make Paris 2012 a reality and to provide financial, technical and logistical support to the project. In July 2004, Carrefour, Suez, and VediorBis signed on to the Club, which is now appealing to small and medium-sized firms for their help in ensuring that Paris wins its 2012 Olympic and Paralympic Games bid.
www.entreprises-paris2012.fr


PARIS 2012

The first eight members of the Paris 2012 Club des Entreprises, shown with Bertrand Delanoë, Mayor of Paris, and Arnaud Lagardère, President of the Paris 2012 Club des Entreprises, on 1 March 2004.

A commitment to sports

Because athletic activities promote the same values as those prized by the Group – respect for individuals, team spirit and surpassing oneself – the Group resolved in 2003 to sponsor activities in the world of sports.

An institutional partnership was undertaken with the Paris-Jean-Bouin Stadium, a venue that promotes values similar to those of the Group, with a history of dynamic, community-oriented activities and sports associations that are accessible to the entire city and are intended for all levels of athletic prowess. For these reasons, the Group intends to support the Paris-Jean-Bouin Stadium in organizing and promoting athletic activities in the Paris region.

In addition, Lagardère is actively involved in the City of Paris' bid for the 2012 Olympic and Paralympic Games. By rallying France's leading companies around the promotion and spread of Olympic values, Lagardère is sharing its conviction that Paris is an optimal venue for the 2012 Olympic and Paralympic Games. To demonstrate his commitment to this project, Arnaud Lagadère decided to create the Paris 2012 Club des Entreprises, a business association designed to promote the City of Paris' bid to the best of its ability through to July 2005,


RELAY

the date on which the winning city will be announced.

Global ambition

In 2003, Lagardère Media posted an 11% increase in EBIT (earnings before interest and taxes) by combining improved margins with strong stock market performance. Despite a gloomy international economy, the excellent results in each of its core businesses once again demonstrated the solid growth of a stable company.

Capitalizing on powerful assets

As in previous years, Lagardère Media's assets – international operations, strong brands, expert provision of content, and the marketing of cultural products and services – fortified its leadership position in 2003:

- Hachette Livre became the world's sixth-largest publisher in 2003 when it bought out Editis, moving up from No. 11, and the leading book publisher in France and Spain.
- Hachette Filipacchi Médias, the world's top magazine publisher, strengthened its position worldwide, and Interdeco, France's leading broker of print advertising, developed the most powerful network in the world: Interdeco Global Advertising.
- Hachette Distribution Services, the world's No. 1 press distributor and leading chain of stores selling cultural and leisure products, boosted business at its major banner stores and developed new concepts.
- Lagardère Active continued its expansion by growing its current businesses and acquiring or creating new companies. By 2003 it boasted France's leading producer of prime-time comedy and drama programs for television; the top radio-advertising broker, Lagardère Active Publicité; the No. 1 music station on television, MCM; and the third-ranked cable and satellite station, Canal J.

Lagardère Media's medium and long-term projects are part of the company's ongoing implementation of major strategic goals. Its growth objectives will be achieved by consolidating the businesses in which the

FISCAL YEAR 2003: GROWTH COMES CALLING

Lagardère Media's financial results, announced on March 15, 2004, showed a strong rise in EBIT, which resulted from improved performance in each of the company's businesses: sales growth that surpassed market growth and an 11% increase in the operating margin at Hachette Livre; growth in the television and radio businesses at Lagardère Active; stable performance at HDS, with a 4.2% rise in EBIT; and a firm increase in the operating margin (+9.7%) at HFM. Such results point to the high quality and balance of Lagardère Media's business portfolio.

group already ranks No. 1 and by taking advantage of opportunities for growth in the audiovisual industry and emerging countries.

Television: the key to growth

Lagardère Media is focusing on television, a key sector for a company with global ambitions, as its primary engine of growth. A strong position in the television industry, a major source for the creation of value, will allow the company to increase synergies with other media, particularly radio and the press. It is with this perspective in mind that Lagardère Media will examine all opportunities that provide a foothold in the audiovisual industry, whether by acquiring a French broadcast television station or thematic stations abroad. The development of digital terrestrial television (DTT) is also promising due to the emergence of new business lines using animated images. In 2003, DTT cleared new hurdles when analog TV frequencies were reallocated and Lagardère Media's three TV stations (iMCM, Canal J and Match TV) signed agreements with France's Higher Audiovisual Council (Conseil Supérieur de l'Audiovisuel, or CSA).

Cultivating leadership in mature businesses

The distribution, book publishing and press businesses were responsible for the company's success and guaranteed its solid performance. Lagardère Media's second priority is the consolidation of these businesses. Acquisitions will allow the various businesses to expand their scope and improve their performance.

The 2003 acquisition of 40% of Editis' assets clearly illustrates the company's ambitions when it comes to growth, and it is also seeking a new engine of organic growth, independent of the economic environment. For each business, this strategy translates into operating margin objectives that are ambitious but realistic over the long-term: 12% for Hachette Livre, nearly 3% for HDS,



Lagardere


CLUB LAGARDERE MEDIA: A FORUM ON CONTEMPORARY ISSUES

The goal of Club Lagardère Media is to expose the group's various businesses to the experiences of political, economic and cultural personalities from France and abroad. The club was launched in 2003 and is modeled after the forums organized by Roger Thérond for Hachette Filipacchi Médias and Europe 1's Press Club. These special conversations between a personality and Lagardère Media's editors and top executives give participants the opportunity to challenge their own ideas and points of view in relation to the guests' experiences and current topics of interest. In 2003, Club Lagardère Media hosted Thierry Breton, Chairman and CEO of France Télécom; Bertrand Delanoë, Mayor of Paris; and Jean-Pierre Raffarin, Prime Minister of France.

10% for Lagardère Active and 12% for Hachette Filipacchi Médias. In this context, the integration of Editis will have a positive impact on Hachette Livre's profitability starting in the first year.

In addition, Lagardère Media will pay close attention to the emergence of new lines of business related to the company's expertise and will encourage their rapid development.

Entering new markets

Capturing new, high-potential markets, such as those in China and Eastern Europe, is Lagardère Media's third priority. This ambition to profit from new growth engines bore its first fruits in 2003.

In China, for example, Hachette Filipacchi Médias achieved a strong increase in advertising revenue from Elle magazine, and Marie Claire magazine has performed satisfactorily since it was launched in 2003. Similarly, the Eastern European countries contributed to the magazine sector's improved EBIT; in 2003, the company launched Elle Girl in Russia, Elle Déco in Croatia and Maxim in the Ukraine. Furthermore, advertising revenue from Elle and Maxim in Russia rose significantly.

Hachette Distribution Services experienced decisive growth in Hungary, Poland and the Czech Republic in both the press distribution and retail businesses. And in the radio sector, the rising number of listeners for many stations in Eastern Europe puts Lagardère Active Radio International (LARI) among the top operators in the region: Evropa 2 and Frekvence 1 in the Czech Republic, Retro FM and Europa Plus in Russia, and Radio Zet and Radiostacja in Poland, among others. These countries, some of which are now members of the European Union, have growing economies that need to be taken seriously.


FAMILY SEDANS: WE COMPARE 10 OF THE BEST!
CAR AND DRIVER
Hemi Power!
Dodge Magnum SRT-8
A revealing look at Dodge's 430-hp blown sport wagon
Christine Ockrent
Françoise Giroud
une ambition française
Fayard
DA VINCI CODE
Roman
DAN BROWN
JC Lattès
MODE
BELLE EN MAILLE
CANTAT TRINTIGNANT
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SPÉCIAL MAIGRIR

Taking the time to succeed

Lagardère Media's success can be attributed to its business approach, which focuses on both the medium —and long-term to ensure a solid, high-performance company.
It is this vision that will continue to guide Lagardère Media in the years to come as, with drive and determination, it takes the time to carve out a significant role in the media.


lagardere active
RFM
Europe 1
Europe

Trend Chart

In contrasting markets, the net improvement in Lagardère Media's operating margin underlines the quality of its business lines, and fosters continuation of the Group's cost reduction and accelerated growth plan.

Lagardère Media posted operating income of €427 million, an 11% increase over 2002, and an operating margin of 5.4%, up from 4.8%.

Sales, in millions of euros


8,500
8,000
7,500
7,000
6,500
6,000
6,873
7,203
7,668
8,095
7,944
1999
2000
2001
2002
2003

Breakdown of sales by division, as a %


7.3
Audiovisual
12.1
Books
54.5
Distribution Services
26.1
Magazines

Operating income, in millions of euros


450
400
350
300
250
200
282
323
353
385
427
1999
2000
2001
2002
2003

Breakdown of sales by geographical area, as a %


25.6
European Union
9.7
Other
European countries
18.5
USA and Canada
43.3
France
2.9
Others

Net income*, in millions of euros


750
600
450
300
150
0
240
674
34
37
334
1999
2000
2001
2002
2003

* Before minority interests and intangible-asset depreciation.

Change in staffing levels


30,000
28,000
26,000
24,000
22,000
20,000
28,500
26,884
27,521
26,949
26,239
1999
2000
2001
2002
2003



(Books)

Hachette Livre,

a Lagardère Media subsidiary, is a major French publisher with a firm foothold in England and Spain. A publisher of high-quality books for all audiences, Hachette Livre operates in the general literature, education and illustrated book market segments.

In addition to selling such publications at bookstores, the company markets fascicles at newsstands.

HACHETTE Livre

Hachette Livre
2003-2004 ACTIVITIES

A year of strong growth

In 2003, Hachette Livre experienced buoyant growth in France and England: sales were up 3.6% over 2002 on a like-for-like basis and at constant exchange rates.

Publishing in France

In France, sales of general literature books were strong at all Hachette Livre publishing houses, particularly Fayard. Two of Fayard's titles sold more than 200,000 copies: *Ma Fille Marie* by Nadine Trintignant and *La Face Cachée du Monde* by Pierre Péan and Philippe Cohen, and five sold more than 100,000 copies – a record year! Grasset, the big winner in the fall literary season, won two prestigious prizes: the Prix Médicis Essai for *Morts Imaginaires* by Michel Schneider and the Prix Goncourt des Lycéens for *Farrago* by Yann Apperry. Also performing well were Stock, with its *Âmes Grises* by Philippe Claudel; Lattès; and Le Livre de Poche, which celebrated its 50th anniversary in 2003 with a strong boost in sales.

The education segment suffered from a lack of new school curricula, but publishing houses like Hachette Éducation, Hatier, Didier and Foucher held their own in the middle school and high school markets; in fact, sales improved enough to meet objectives. Meanwhile, sales of illustrated books (Hachette Illustrated) for the general public continued to rise sharply, primarily thanks to how-to books (Cooking and Wine, Marabout) and the young-reader segment: Livre de Poche Jeunesse and the Bibliothèque Rose collection – with its character, Franklin – were particularly successful.

NEW OPPORTUNITIES WITH THE BUYOUT OF EDITIS (FORMERLY VUP)

The buyout of Editis's assets was an enormous strategic opportunity because 40% of the consolidated company –Larousse, Armand, Colin, Dalloz, Dunod and Anaya (Spain)– joined Hachette Livre. As a result, Hachette Livre was propelled from the world's 11th largest to its 6th largest publishing company and became No. 1 in France. This spectacular growth boosts the company to the top ranking in key segments, such as dictionaries and college textbooks in France, while considerably strengthening its business in Spain.



Francis Rocard
PLANÈTE ROUGE
Mars : mythes et explorations
CODE
Junior
DALLOZ
SCIENCES
LE PETIT
LAROUSSE
ILLUSTRÉ
2005
100e ÉDITION

Hachette Livre, a wholly-owned subsidiary of Lagardère Media, is the top publishing firm in both France and Spain and the sixth largest publisher in the world, present in 30 countries. Employing 2,400 people in France and 1,300 abroad, the company published 1,943 new Literature titles in 2003 as well as 1,125 new titles in the Education market.

STRATEGIC REPOSITIONING IN THE UNITED KINGDOM AND CANADA


livre CD
comptines
berceuses
baobab
Didier

In the United Kingdom, Hachette Livre wound up its efforts to refocus the Octopus Publishing group (acquired at the end of 2001) on illustrated books for adults by selling off its Brimax young-reader division. This was soon followed by the acquisition of the independent publisher Godsfield Press, which enhanced Octopus's portfolio (Hamlyn division). Godsfield Press is a leading British publisher of spiritual and health books (Mind, Body & Spirit), a market segment enjoying strong growth. In the province of Quebec, Canada, Hachette Livre sold 50% of its share in Editions CED Inc., a textbook publisher, to its co-shareholder, Québécor Média Inc. This was a consequence of the Canadian regulation that prevents Hachette Livre from being an operator or growing beyond its current position.

The steps taken to adapt the company's size to the shrinking demand for major reference works (encyclopedias), which are sold through brokers, were especially important as a result of the continuing slowdown in this sector in France and Spain (Salvat). The fascicle business continued to perform well in France and abroad, particularly in Italy, the United Kingdom and Germany – evidence that this business is a key contributor to Hachette Livre's overall performance.

International publishing

In Spain, Salvat is still facing a tough market for brokers, but its fascicle sales were up in 2003.

In the United Kingdom, Hachette Livre completed its efforts to refocus the Octopus Publishing group on illustrated books for adults, and Orion and Watts published many successful titles.

Growth in the service business, too

Book distribution is still being propelled by strong sales growth among other publishers, as well as the steady business of Hachette Livre publishers.

A business environment marked by the buyout of Editis (formerly VUP)

In 2003, the publishing world experienced a major upheaval when Lagardère bought out 40% of Editis' assets, comprising Larousse, Armand Colin, Dalloz, Dunod and Anaya.

With the arrival of Larousse, Hachette Livre welcomed a brand that belongs to France's national heritage. Yet this brand has also blossomed on the global market as a vital

An excellent performance in 2003, with a 17.5% increase in operating income.


Yann Arthus-Bertrand Chevaux
Patricia
Cornwell
Baton Rouge
Rubens
Les âmes grises
Michel Schneider
Morts imaginaires
PRIX MEDICIS
DE L'ESSAI

resource in the dictionary and encyclopedia market. In addition, Larousse publishes reference works in the cultural, how-to and young-reader sectors.

The publishing houses Armand Colin, Dalloz and Dunod form a coherent whole, publishing books for the university and professional markets and enjoying growing success. Armand Colin, founded in 1870, meets the needs of college students and professors in the humanities, social sciences, foreign languages and literature. Dalloz, France's foremost legal publisher since 1845, has trained generations of students with educational tools and innovative ideas. Dunod, publisher of academic and professional books since the close of the 18th century, publishes more than 450 new books every year. And in Spain, Anaya is the country's leading textbook publisher (more than 1,500 new titles planned for 2004) and also publishes new titles for its professional, literary and paperback collections on a yearly basis.

The integration of Editis' former publishing houses is a key stage in Hachette Livre's development, boosting the company's global ranking from 11th to 6th.

As a result, the outlook for 2004 will be based on this excellent opportunity for profitable growth that the company's spectacular expansion has made possible. From this perspective, its 2003 performance is the surest guarantee that this new stage will be a success.

Trend Chart Hachette Livre 2003

Breakdown of sales by geographical area, as a %


3.1
USA and Canada
27
European Union
65.1
France
3.5
Others
1.3
Other
European countries

Sales, in millions of euros


1,100
1,000
900
800
700
600
822
830
846
950
959
1999
2000
2001
2002
2003

Operating income, in millions of euros


120
96
72
48
24
0
52
58
65
91
107
1999
2000
2001
2002
2003

Net income*, in millions of euros


100
80
60
40
20
0
31
36
40
60
78
1999
2000
2001
2002
2003

* Before minority interests and intangible-asset depreciation.

Change in staffing levels


4,500
3,600
2,700
1,800
900
0
3,574
3,399
3,399
3,749
3,720
1999
2000
2001
2002
2003

Hachette Livre again turned in an excellent performance in virtually all publishing segments.

Operating income was up sharply, enabling the division to achieve an operating margin of 11.1% (compared with 9.6% in 2002).

Principal brand names 2003

- istra
- Groupe Hatier International
- Hatier
- Rageot Éditeur
- Anaya
- Didier
- Les Éditions Foucher
- Hachette Livre Français langue étrangère
- Hachette Éducation
- Bruño
- Hachette Partworks
- Hachette Collections
- Le Livre de Paris
- Salvat
- Hachette Fascicoli
- Wydawnictwo Wiedza i Życie S.A.
- Tout l'Univers
- Larousse
- Dalloz
- Armand Colin
- calmann-lévy
- Le Livre de Poche
- Hachette Littératures
- Harlequin
- JC Lattès
- Grasset
- Stock
- Editions
- fayard
- Éditions du Chêne
- Hachette Pratique
- Hachette Jeunesse
- Hachette Tourisme
- hamlyn
- • Marabout •
- Mitchell Beazley
- Watts Publishing Group Ltd
- conran octopus
- Disney Hachette Édition
- Gautier Languereau


EXCLUSIF
UNE ESPIONNE
CHEZ LES
ISLAMISTES
EMMANUELLE BEART
D'UNE SEDUCTRICE
SPECIAL
BEAUTE



(Magazines)

Hachette Filipacchi Médias,

a Lagardère Media subsidiary, is the world's top magazine publisher. Its 245 titles in 36 countries have a circulation of over one billion copies and paid advertising of 130,000 pages. More than half (54%) of HFM's sales of €2.2 billion are generated outside France. In France, it also owns several daily newspapers outside Paris. Interdeco, France's top print-advertising broker, has built up the industry's most powerful international network, managing international advertising for more than 200 magazines, owned both by HFM and other publishing groups.



HACHETTE FILIPACCHI MEDIAS

Hachette Filipacchi Médias 2003-2004 ACTIVITIES

2003 activity

Hachette Filipacchi Médias consolidated its positions worldwide in 2003, streamlining its activities in France, finalizing its move into the United Kingdom and continuing its development in China and Russia. The geographical diversification of its businesses allowed HFM to deal with a tough global environment. The 2003 fiscal year was a transitional period for advertising. The hoped-for recovery failed to arrive, except in the United States, where the glimmerings observed in late 2002 finally -if weakly- began to shine more steadily. However, HFM boasted better-than-market advertising performance on the whole. Circulation varied by country, but the overall trend saw a slight slippage, despite increases in France, notably among news publications.

France

Hachette Filipacchi Médias is the top magazine publisher in France, with 56 titles to its credit. It streamlined its portfolio in 2003 with the takeover of equity in other groups, such as Bonnier (*Campagne Décoration, Le Journal de la Maison* and *Mon Jardin Ma Maison*) and *Action Auto Moto*, and the sell-off of Vidéo stock. The launch of *Public* has been very satisfactory, since it is circulated online and has well-defined goals.

Circulation is up by more than 1% over issue sales, with people, news and women's magazines posting better numbers. In addition, subscriber circulation is up for all titles.

Interdeco's dominant market share and sales offers combined with the name recognition of HFM brands have offset the steady decline in

ELLE GIRL

Hachette Filipacchi Médias has successfully expanded its line of Elle Girl *spin-offs to eight new countries since 2001. The US version was followed by launches in the United Kingdom, Quebec and, in 2003, South Korea, the Netherlands, Russia and Taiwan, plus Germany toward the end of the year. In 2004, a special issue of* Elle Girl *was distributed with the French edition of* Elle.
Other Elle Girl *spin-offs are expected in other countries, shoring up HFM's name recognition.*


ELLE
girl
www.ellegirl.com
NEW
BRAINY BEAUTY
FASHION CHANGES
CELEB WIRE


CAMPAGNE
DÉCORATION
Au fil de l'eau balade en Bourgogne
INSPIRATIONS TRÈS NATURE


CAR AND DRIVER
Hemi Power!
Dodge Magnum SRT-8


pariscope
PETER PAN

The world's leading magazine publisher, with 245 titles, including 189 international publications. It ranks No. 4 in the United States, No. 1 in Spain, No. 3 in Italy, and No. 6 in the U.K.; it's the leading foreign publisher in the United States, Spain, Italy, Japan and mainland China.


Public
Jamel
Le docu choc
1,20€
OHLA!
DIEZ MINUTOS
FELIPE
celebra su último
cumpleaños
de soltero

PUBLIC

In July 2003, the Magazine France department successfully launched Public, *a weekly people magazine targeting a younger generation and an increased female readership. Its totally original concept anticipates readers' desires and needs with a people-oriented, funny front section followed by a second part that lists TV programs of particular interest to its readership.*
The new weekly rounds out HFM's stable of people magazines, a market that it leads. In addition, its takeover of the French edition of Ohla! *in the first quarter of 2004 will help consolidate Hachette Filipacchi Médias' position in this market.*

the magazine advertising market and stabilized advertising sales.
Circulation for HFM's daily newspapers has mirrored general trends in a depressed national market. In contrast, the year's news boosted circulation for the *Journal du Dimanche*, and *Marseilleplus* really connected with its readership. Local advertising has continued to grow, offsetting the drop in local extras, and *Journal du Dimanche*'s advertising perked up in the second half. Finally, *Version Femina* continues to post impressive numbers, both in advertising and circulation, and is establishing itself as the top weekly supplement in regional French newspapers.

International

Advertising business rebounded in 2003, driven in part by renewed growth in the United States, while circulation is down slightly. It was a year of consolidation: HFM assumed operational responsibility for its British acquisitions, gained some Spanish decorating magazines, added more *Marie Claire* partnerships and spun off the magazine *Elle Girl* in even more countries.
In the United States, *Woman's Day*, *Elle* and various car magazines were the biggest beneficiaries of the reawakened advertising market. On the other hand, circulation languished, offset in part by higher subscription rates. Finally, *Travel Holiday* had to close its doors, fuelled by the especially tough situation in the US tourist industry.
Business is up in Italy, thanks chiefly to *Elle*. HFM successfully took over the *Marie Claire* title and launched its spin-offs: *Marie Claire Maison* and *Marie Claire 2 Accessori*.

Five percent growth in operating income - despite a shaky economic environment.


Version
emina
La Provence
Rentrée des classes :
conseils antistress
NOUVEAUTES
2004-2005-2006
30 PAGES DE SCOOPS
RADARS
Marseilleplus
Mattei
veut
nous faire
bouger !
SALON DU
TOURISME
MATCH
LETIZIA

The acquisition of two new decorating magazines in Spain went smoothly. Business for the other titles is growing, especially at *Elle* and *Diez Minutos*. Advertising, down slightly, has been offset by higher circulation.

In Japan, business has been stable on a like-for-like basis and HFM took over the Japanese edition of *Marie Claire* in April 2003.

In the United Kingdom, the integration of 2002 acquisitions and the transition to new teams went well. In fiscal year 2003, the titles *TV Hits* and *CD UK* merged, and *Inside Soap* morphed to a weekly to fend off the competition.

The growth of the Russian economy shampooing boosted advertising revenues, chiefly from *Elle*. *Maxim* in the Ukraine and *Elle Girl* in Russia made their debuts, and the Russian edition of *Marie Claire* continues to gain ground.

In China, HFM's business mirrors the economic boom, and advertising revenue from Elle has soared. *Marie Claire* had satisfactory numbers for a debut year.

Outlook

In 2004, HFM will continue to invest in the launch of new magazines via new alliances forged in 2003. It will add a French brand, *Psychologie*, to its international network, and its Magazine France branch will publish a Spanish brand, *Ohla!*

Hachette Filipacchi Médias is ready to pounce on any improvement in the economy.

Trend Chart Hachette Filipacchi Médias 2003

Breakdown of sales by geographical area, as a %


2.5
Other European countries
21.3
USA and Canada
20.5
European Union
48.0
France
7.7
Others

Sales, in millions of euros


2,500
2,400
2,300
2,200
2,100
2,000
2,270
2,439
2,336
2,113
2,072
1999
2000
2001
2002
2003

Operating income, in millions of euros


250
230
210
190
170
150
186
213
203
192
201
1999
2000
2001
2002
2003

Net income*, in millions of euros


150
120
90
60
30
0
135
121
97
77
106
1999
2000
2001
2002
2003

* Before minority interests and intangible-asset depreciation.

Change in staffing levels


10,000
8,000
6,000
4,000
2,000
0
8,900
8,584
7,588
7,854
7,723
1999
2000
2001
2002
2003

In an advertising environment that remained volatile during fiscal year 2003, Hachette Filipacchi Médias improved its operating income and again its margin (9.7% versus 9.1% in 2002).

Principal brand names 2003

A wide range of titles:
News and business press (5), Automobile press (17), Decoration and art-of-living press (41), Women's magazines (88), Children's press (11), Leisure press (33), Men's magazines (12), People press (11), Daily press (13), Television press (10), Travel press (4).

HFM's equity ownership in the daily press:
Corse Matin (100%), La Provence (100%), Nice-Matin et Var-Matin (100%), TV Hebdo (100%), Le Journal du Dimanche (60%), Version Femina (50%), Editions Philippe Amaury (Le Parisien, L'Equipe, L'Equipe Magazine) (25%), L'Alsace (20%), La Dépêche du Midi (15%), Le Midi Libre (10%).


RELAY
www.relay.fr



(Distribution Services)

Hachette Distribution Services,

a Lagardère Media subsidiary, aims to provide access to a wide range of ideas and cultures. The world leader in press distribution, Hachette Distribution Services operates the top international chain of retail outlets selling communication and cultural leisure products (3,600 stores) under international banner names (Relay, Virgin) and banner stores with a strong local identity (Payot, Le Furet du Nord).

HACHETTE
DISTRIBUTION
SERVICES

Hachette Distribution Services 2003-2004 ACTIVITIES

In 2003, Hachette Distribution Services continued to expand its retail business. New commercial concepts were tested worldwide and many major concession contracts in transport hubs were renewed in France and throughout the world. Hachette Distribution Services signed new press distribution contracts, particularly in North America, and strengthened its unique expertise as a specialty distributor of communication products.

In 2003, Hachette Distribution Services focused on three major areas of growth: retail outlets serving the needs of travelers, retailing of cultural leisure products and point-of-sale press distribution.

Retail outlets serving the needs of travelers

Hachette Distribution Services is the world's leading provider of retail services to travelers, with such prestigious banners as Relay, Newslink and Aelia. Its business continued to grow in 2003, with new retail outlets opening in airports and train stations in some 14 countries where its banner stores are located. Under the Relay name, Hachette Distribution Services now operates the largest international press store chain, which expands every year. The opening of new Relay outlets in Germany, Canada, Spain, the Czech Republic, Romania and Switzerland boosted the total number of banner stores to more than 1,000 in 2003.

Relay, the leading banner in transport hubs, offers travelers a large and diverse selection of products, including newspapers, magazines, books, candy, telephone cards, souvenirs and service products. The banner has spun off into more specialized outlets to better meet the needs of travelers. In France, Belgium and Switzerland, Relay Books, Relay

PRESS DISTRIBUTION AND NEIGHBOURHOOD STORES

Hachette Distribution Services is the only distributor able to operate in 15 countries at once. Every day, it receives, sorts and delivers millions of copies of national and international titles in Europe, North America and Asia, supplying 50,000 press outlets each day in Europe alone. Its North American subsidiary, Curtis Circulation Company, is the top magazine distributor in America (42% of market share), overseeing a network of independent wholesalers and managing sales of titles to the largest American retail chains. In addition to their press distribution activities, its Belgian and Swiss companies have successfully carried out an innovative conversion to electronic distribution of prepaid telephone cards. Hachette Distribution Services has also strengthened its position in Hungary, Spain and Canada, and operates a network in China, where its Hua Dao subsidiary works with more than 650 wholesalers in the largest cities in China.


Virgin





> The world's top press distributor and leading operator of retail outlets serving the needs of travellers, and the largest international chain of retail outlets selling cultural leisure products, with 3,600 stores worldwide including Relay (over 1,000 stores in 12 countries and one million customers daily) and Virgin Megastore (the No. 2 cultural multimedia store chain in France).

VIRGIN MEGASTORE CONTINUES TO GROW

Acquired by Lagardère Media three years ago, Virgin Megastore strengthened its market position in 2003. With 33 stores carrying its name in shopping centers and downtown areas, Virgin Megastore has retail outlets worldwide, from the town of Archamps in the Haute-Savoie region of France to Kuwait City in the Middle East.
Forty percent of Virgin customers visit the store at least once per month to share ideas, meet friends and discover new writers and artists. They can choose from more than 100,000 music titles (one in 10 of which is a new import), over 60,000 books and 15,000 videos.
Every year, more than 11 million people visit the Megastores to attend over 100 electro-acoustic concerts and regular autograph sessions. Last year, Virgin hosted various writers and artists including Mary Higgins Clark, Charles Aznavour, Luc Besson, Ethan Hawke, Kio and Muse.
Hachette Distribution Services is currently the second-ranking specialty distributor of communication products in France.



Cafés and Relay Services round out the traditional offering of reading materials with many convenience products and conveniently located services designed for travelers. In airports, Hachette Distribution Services also operates specialty banner stores under the Aelia name in addition to its Newslink outlets in Australia and Singapore and its Relay stores in about 60 international airports.

As France's leading airport retailer, Aelia operates more than 100 points of sale in 11 metropolitan airports. In addition to such franchise stores as Virgin, Christofle and Hermès, Aelia manages its own shops, including Pure & Rare, Beauty Unlimited, French Days, The Gourmet Shop and Cosmopole. In train stations and airports, Hachette Distribution Services also operates music, book and small-electronics stores under the Virgin banner in France, Australia and the United States. In addition, the French banner Découvrir (called Discover in North America and Australia) adds to a growing number of stores that offer tourists products related to the city or region they are visiting.

Retail outlets specializing in communication products

In 2003, Hachette Distribution Services, France's second-leading specialty distributor of communication products, continued to open new outlets under the Virgin Megastore banner, bringing to 44 the total number of cultural multimedia stores. Its VirginMega.fr is the first website offering music downloads from the catalogues of the five major French production companies and independent firms, fully in compliance with copyright laws. The Le Furet du Nord banner

In a highly unfavourable economy, operating income rose by 4.2%.


RELAY

in northern France and the Payot Libraire banner in French-speaking Switzerland set the standard in their regions; with 11 stores, the latter is currently leading the field with one-third of the book market in its territory.

The world leader in national and import-export press distribution

Supplying retail outlets with newspapers and magazines remains a key function of our press distribution chain. Hachette Distribution Services carries out this activity in 15 countries at once, operating at two levels: national and international.

A world leader in national press distribution, Hachette Distribution Services ranks No. 1 in the United States, French-speaking Switzerland, Spain and Hungary, and also operates in three other countries: China, Poland and Germany. In many countries, Hachette Distribution Services serves chains of neighborhood stores: Lapker in Hungary (13,000 points of sale, including 1,200 integrated stores) and SGEL in Spain (18,000 points of sale). In North America, Curtis Circulation Company has continued to implement new distribution contracts.

Hachette Distribution Services is also a leading company in the international press import-export segment, with operations in 13 countries – Germany, Belgium, Bulgaria, Canada, Spain, the United States, Hungary, the Czech Republic, Romania, Russia, Serbia-Montenegro, Slovakia and Switzerland.

Trend Chart Hachette Distribution Services 2003

Breakdown of sales by geographical area, as a %



0.7
Others
22.9
USA and Canada
29.9
European Union
31.1
France
15.4
Other European countries

Sales, in millions of euros



5,000
4,500
4,000
3,500
3,000
2,500
2,959
3,294
3,853
4,464
4,333
1999
2000
2001
2002
2003

Operating income, in millions of euros



100
80
60
40
20
0
48
61
81
88
92
1999
2000
2001
2002
2003

Net income*, in millions of euros



100
80
60
40
20
0
39
42
68
57
63
1999
2000
2001
2002
2003

* Before minority interests and intangible-asset depreciation.

Change in staffing levels



15,000
13,000
11,000
9,000
7,000
5,000
12,320
12,918
14,058
13,155
12,603
1999
2000
2001
2002
2003

Hachette Distribution Services grew its operating income 4.2%, despite a particularly difficult economic environment (an economic slowdown, war in Iraq, SARS leading to a significant drop in air traffic and tourism) and in spite of the development cost of the Virgin Megastore network in France.

Principal brand names 2003

Multimédia stores

Virgin Megastore

Travel retail

Relay

Aelia

NewsLink

Presse distribution

AMP

SGEL

Curtis

Lapker

Naville

Regional banner stores

Payot

le furet du nord

Neighborhood stores

BDP

inmedio

Press Shop

City Press

Naville



(Audiovisual)

Lagardere Active,

a Lagardère Media subsidiary, is a major player in television, radio and new media. It operates nine special-interest channels, among them MCM and Canal J, and 17 production companies, including GMT Productions, DEMD Productions, DMLS TV and B3Com. Its radio stations include Europe 1, Europe 2, RFM and 16 stations abroad, and it owns new media companies Plurimedia and Legion, among others. The marketing of all these outlets is handled by Lagardere Active Publicité. Lagardere Active also owns 34% of CanalSatellite and 27.4% of multiThématiques.

lagardere active

Lagardere Active
2003-2004 ACTIVITIES

The company's business environment in 2003 was complicated by a lack of visibility in the advertising market and stiffening competition. However, its responsiveness, adaptability and quality products helped boost its sales over the previous fiscal year.
In 2003, Lagardere Active consolidated its market leadership, strengthened its business portfolio, restructured loss centers and branched out into inventive new product segments.

Interactive radio that "listens to its audience"

Europe 1, Lagardere Active's general-interest radio station, is spinning off the News & Talk concept it created to inform, entertain and solicit the input of listeners, while maintaining its core news programming focus. The exceptional circumstances of the Iraq war showcased the professionalism of the news desk, which pulled out all the stops to keep listeners up to date in real time. The music stations Europe 2, which targets the 15- to 34-year-old demographic, and RFM, which plays contemporary adult music for 25- to 49-year-olds, draw their strength from their close relationship with the public, cemented by talented hosts, special events, and more. They are also experimenting with new ways to keep their audiences loyal, such as SMS messaging and e-mail, and partner concerts, bolstering their drawing power and bringing in special-event advertising. Internationally, Lagardere Active Radio International (LARI) makes the most of the group's radio savvy in seven countries in Eastern Europe, Germany and South Africa. Its 16 radio stations are listened to daily by some 25 million people.

Leading television stations

Lagardere Active operates nine special-interest channels in the areas of music (MCM, MCM TOP, MCM POP, Mezzo and

MCM GROUP CHANNELS

MCM: No. 1 among music-lovers and kids, MCM is France's top cable and satellite channel in both the 15- to 24-year-old and 15- to 34-year-old brackets, with 9.5 million subscribers. It is also the top music channel, airing such hits as the Top 50 with Ness and JDM. Its youth-oriented lineup includes entertainment programs (CaueTiVi with Cauet), generation-specific magazines (Cinemascope for movies, Replay for video games and Subculture for extreme sports), cult series (Spiderman, Dragonball and Hartley) and movies. In Belgium, the 100% Belgian channel is broadcast to the entire French-speaking population. It is also No. 1 in the music and 12- to 34-year-old niches, drawing over 410,000 viewers per day. MCM.net is the top French Internet music site (550,000 hits), while MCM Mag is the most popular free music monthly spun off from a television channel (with a circulation of 100,000, according to OJD).

MCM, the music industry's biggest partner, plays a key role in the lifecycle of recordings, via MCM Top, a channel that exclusively airs videos of best-selling recordings and is the second most popular music channel on CanalSatellite among the 15–24 age bracket, behind MCM; MCM Pop, a channel dedicated to hit and pop videos from the 80s through today – second only to MCM among 25- to 34-year-old subscribers to the expanded programming lineup; Mezzo, the classical/jazz/world music channel, which is No. 1 in Europe, with 10 million subscribers.

(2004 sources: Médiacabsat/SIM/Cybermétrie/OJD)



BERCY 6 JUILLET 2004
AVRIL LAVIGNE
KYO
SERGENT GARCIA
THE CALLING
SONY
Les 4,6 millions d'auditeurs d'Europe 1 passeront de très bonnes vacances...
grâce à tous ceux qui restent animer la grille d'été !
STADE DE FRANCE
PARIS
24 JUIN 2004
McCARTNEY
04SUMMER
0892 700 900
RFM
le meilleur de la musique

> Over 900 hours of programming in 2003, with 30 of the year's 100 top-rated shows; two leading special-interest channels (Canal J and MCM); 5.1 million listeners on Europe 1, 3.4 million on Europe 2 and 2.5 million on RFM; 16 radio stations in seven countries worldwide, with over 25 million daily listeners.

LAGARDERE ACTIVE PUBLICITÉ, THE ADVERTISING BROKER FOR LAGARDÈRE MEDIA'S DIGITAL MEDIA

Lagardere Active Publicité, a versatile advertising specialist, is expert in every aspect of digital advertising. It markets the audiovisual media of Lagardère Media and represents other brand names through its three business centers: radio, television and the Internet. As the leading radio ad broker, Lagardere Active Publicité has the best-targeted lineup of programs for the 13-and-up demographic. Its nine clearly defined stations (Europe 1, Europe 2, RFM, Les Indépendants, Ouï FM, Puissance Capitale, Autoroute FM, Autoroute Info and 107.7 FM) give advertisers access to both local and national markets.

Lagardere Active Publicité's nearly 30 television channels represent the most potent cable and satellite lineup available for advertisers interested in reaching all media targets. The list includes Canal J, TiJi, MCM, MCM Top, MCM Pop, La Chaîne Météo and Match TV, the AB Groupe channels (including RTL9) and four local TV stations: Télé Lyon Métropole, Clermont 1ère, TV7 Bordeaux and Télé Toulouse.

Lagardere Active Publicité sells space on the top Internet service-provider, service-company and media websites. Its diverse, creative list includes Club-Internet.fr, Europe1.fr, Europe2.fr, Routard.com, LaChaineMeteo.com, CanalJ.net, SeLoger.com and Promovacances.com, among others.

The range of advertising options provided by LAP can help create synergies among the various types of media.

MCM Belgium), children's programming (Canal J and TiJi), daily life (La Chaîne Météo) and news/people (Match TV). Its demonstrated television production know-how has helped make it a leader in the music and children's niches. Three of its channels, iMCM, Canal J and Match TV, were selected by the CSA, France's equivalent of the FCC, to help launch Terrestrial Digital TV.

Lagardere Active has 17 audiovisual production companies, which provide non-cable channels with such stock programming as dramas, comedies, documentaries and animation, plus time-sensitive newsmagazine, entertainment and primetime access programming. Audiences respond to the quality of Lagardere Active productions, which earned 30 of the top 100 ratings in 2003. Its hits included *Julie Lescault*, *Le Bleu de l'Océan* (a summer mini-series on TF1) and Joséphine, *Ange Gardien*, among others.

Lagardere Active remained the top producer of primetime drama and comedy in France (based on the number of hours broadcast) in 2003 and is making headway in the time-sensitive programming niche, moving up from fifth to third place. It owes this surge largely to the newsmagazines *C dans l'Air* and *Ripostes* on France 5 and *20 h 10 Pétantes*, hosted by Stéphane Bern, on Canal+. The acquisition of M5, which expanded its catalogue to roughly 13,000 hours of programming, prompted a revamping of its distribution business.

An advertising broker with a powerful range of options

Lagardere Active Publicité is a multimedia advertising broker (radio, TV, Internet), and is also market leader in radio, with a 24.1% audience share in the 13+ age group (source: Mediamétrie 75,000+ Radio, Jan.-Mar. 2004, Monday-Friday, 5h/24h). It also offers the most appealing range of special-

"Excellent performance and continued expansion in the radio and television divisions."



interest programming for a broad adult audience as well as the children's audience: among subscribers to an expanded program offering, it has a 25.6% audience share in the 15-49 age group and a 41.5% audience share among children aged four to fourteen.

The New Media division makes inroads in mobile services

The New Media division got a boost in 2003 when it became a key player in a high-growth sector: the publication and production of mobile services. SMS, MMS, Wap, i-mode, the downloading of ringtones and logos to customize mobile phones at VirginMega.fr and shared services are all being developed by LAP's Plurimedia subsidiary for telephone companies and the media. Leveraging its experience in interactive technologies, Lagardere Active also debuted the first SMS-interactive channel, Live 1, exclusively on CanalSatellite. Internationally, Lagardere Active is developing voice services, SMS interactive services, WAP and more in Germany (Legion GmbH), Greece (Plurimedia), England (Greenland Interactive) and, since late 2003, the United States (Lagardere Active North America). Lagardere Active also publishes interactive digital content through Hachette Multimédia, France's leading distributor in 2003 of non-game recreational software, thanks in particular to the success of Atout Clic in the educational toys segment.

rend Chart Lagardere Active 2003

Breakdown of sales by geographical area, as a %



81.8
France
7.2
Other European countries
0.9
USA and Canada
9.4
European Union
0.7
Others

Sales, in millions of euros



1,000
900
800
700
600
500
822
640
633
568
580
1999
2000
2001
2002
2003

Operating income, in millions of euros



30
22
14
6
0
-2
-10
-4
-9
4
14
27
1999
2000
2001
2002
2003

Net income*, in millions of euros



500
360
220
80
0
-60
-200
35
475
-171
-157
87
1999
2000
2001
2002
2003

* Before minority interests and intangible-asset depreciation.

Change in staffing levels



5,000
4,000
3,000
2,000
1,000
0
3,706
1,983
2,476
2,191
2,193
1999
2000
2001
2002
2003

Lagardere Active continued to improve due to the good performance of the "Television" businesses, particularly TV production, and a firm "Radio" advertising market during the second half of 2003. Furthermore, losses from Lagardere Active Broadband (digital businesses excluding "Radio" and "Television") were reduced once again.

Principal brand names 2003

Television

Audiovisual production

Audiovisual distribution

Radio in France

Advertising broker

International radio

New Media

Contacts

LAGARDERE
MEDIA



Lagardère Media

4, rue de Presbourg
75116 Paris
Tel. 33 (0) 1 40 69 16 00

www.lagardere.com

HACHETTE Livre

Hachette Livre

43, quai de Grenelle
75905 Paris Cedex 15
Tel. 33 (0) 1 43 92 30 00

HACHETTE FILIPACCHI MEDIAS

Hachette Filipacchi Médias

149, rue Anatole-France
92534 Levallois-Perret Cedex
Tel. 33 (0) 1 41 34 60 00

HACHETTE DISTRIBUTION SERVICES

Hachette Distribution Services

2, rue Lord-Byron
75008 Paris
Tel. 33 (0) 1 42 99 07 00

lagardere active

Lagardere Active

121, avenue de Malakoff
75216 Paris Cedex 16
Tel. 33 (0) 1 40 69 16 00

Broadcast

32, rue François-Ier
75008 Paris
Tel. 33 (0) 1 47 23 13 00

Broadband

11, rue de Cambrai
75927 Paris Cedex 19
Tel. 33 (0) 1 55 35 75 75

LAGARDERE
MEDIA

Document produced by **Human Relations and Communication Management**
Photos Credits : Audoin Desforges - A.Beauvais - Charles Dolfi-Michels/Starface - Dahmane - Europe 1 - Europe 2 - F.Pugnet/TF1/DEMD - GMT Productions - H.Fanthomme/Paris Match - Hachette Distribution Services - Hachette Filipacchi Médias - Hachette Livre - Jacques Grison/Rapho - L.Denis/France 2 - P.Dureuil Photographies - P.Roncen/DMLSTV - R. de Vassal - R.Ravon/DEMD – RFM - Virgin Stores - Rights reserved, X.
Editorial contents : La Clé des Mots
Translation : Eurotext
Design and production : BRIEF

Press Release

LAGARDERE



LAGARDERE MEDIA OPERATING INCOME

UP + 14.2% IN THE FIRST HALF OF 2004

FORECAST FULL YEAR GROWTH IN LAGARDERE MEDIA

OPERATING INCOME RAISED TO "+ 7% - + 10%"

At its September 8, 2004 meeting, the Supervisory Board reviewed the **LAGARDERE SCA** consolidated accounts as presented by Arnaud Lagardère, General Partner, Philippe Camus and Pierre Leroy, co-Managing Partners.

CONSOLIDATED REVENUES

The 2004 first half group consolidated revenues amounted to € 6,250 M (compared with € 5,802 M in the first half of 2003).

- **Lagardère Media revenues up + 3.3% on a like-for-like basis**

  Lagardère Media posted revenues of € 4,060 M, up + 3.3% on a like-for-like basis. All the divisions made a positive contribution to growth. "Lagardere Active" posted organic growth of + 15.9%, buoyed by a turnaround in radio advertising.
  Reported revenues posted by **Lagardère Media** were up + 5.2%. The *Editis* operations retained accounted for a revenue increase of € + 130 M. However, the rise in the value of the euro over most currencies had a negative impact of € - 85 M.

- **Sharp increase in EADS revenues**

  EADS revenues surged over + 12% despite the weak dollar. The *Airbus* division delivered more aircrafts and with a more favorable product mix (higher proportion of aircraft in the A330/340 family). The *Space* division benefited from the growth enjoyed by *Paradigm* – a subsidiary offering satellite military communications services.

CONSOLIDATED OPERATING INCOME

- **Strong growth in Lagardère Media's operating income**

The **Lagardère Media** division posted an operating income of € + 196.8 M, up + 14.2% over the first half of 2003.

"Lagardere Active" turned in an excellent performance with operating income soaring + 130.5%, or € + 20 M, to € + 35.7 M. The radio business (up + 74.7% to € + 33.9 M) was boosted by a recovery in advertising. All the television activities (a loss of € - 8 M at year-end 2003) showed improvement with the division as a whole returning to breakeven during the first half.

The "Book" division once again turned in an excellent performance, largely driven by income from France and the success of partworks sales abroad. First half operating income surged + 26.6% (or € + 7.9 M) to € + 37.6 M. Owing to the highly seasonal nature of its business, *Editis*'s retained assets will generate their entire operating income for the year in the second half 2004.

"Hachette Distribution Services" grew its operating income by + 14.7% (to € + 40.1 M) bolstered by a strong performance in Spain and North America and an improvement at *Virgin*.

The "Press" division's operating income, which was dampened by a particularly high number of product launches combined with major promotional campaigns in France and UK, came in at € + 83.4 M, down - 9.5%. In the second half, operating income is expected to return to growth. It will be helped in particular by the success, confirmed over the summer, of the French new launches.

- **EADS operating income soared**

In first half 2004, **EADS** was proportionately consolidated into the accounts of **LAGARDERE SCA** at a rate of 15.036%.
EADS accounts were also restated to comply with French accounting standards as applied by **LAGARDERE SCA**.

EADS posted a sharp increase in EBIT (Earnings Before Interest and Taxes, pre-goodwill amortization and exceptionals) which rose from € + 66 M in 2003 to € + 147 M in the first half of 2004. This improvement is due mainly to *Airbus* (increase in sales volumes combined with an improved product mix) and to the *Space* division, which nearly reached breakeven during the first half, up from a steep loss in first half 2003.

- **Overall, the Group operating income amounted to € + 337 M (up from € + 229 M in the first half 2003), a 47.2% increase.**

INTEREST INCOME/EXPENSE

Interest expense in first half 2004 amounted to € - 32 M, compared with an expense of € - 31 M in first half 2003.

NON-OPERATING INCOME

The non-operating loss amounted to € - 17 M, of which € - 11 M were attributable to EADS (restructuring of the *Defense and Communications Systems* business).

INCOME TAXES

For the group as a whole, the total income tax expense came to € - 102 M, compared with an expense of € - 69 M, reflecting the increase in income from ordinary activities.

No significant change was recorded in **GOODWILL AMORTIZATION.**

MINORITY INTERESTS in net income amounted to a charge of € - 24 M (compared with a charge of € - 7 M) owing to the increase in operating earnings.

INCOME FROM ASSOCIATES

Income from associates came in at € + 39 M, up from € + 33 M in the first half of 2003.
Lagardère Media and Others jumped € + 9 M to € + 32 M, boosted by a further improvement in *Canal*Satellite earnings which amounted to € + 25 M (up from € + 16 M in first half 2003).

In view of the above, **Group share of Consolidated Net Income** came in at **€ + 140 M up from € + 74 M in 2003**. The consolidated net income of **Lagardère Media and Others** rose from € + 70 M in 2003 to € + 95 M in 2004.



First Half 2004 Results

Analyst Meeting
September 9, 2004

LAGARDERE

Lagardère →



Table of contents

2

LAGARDERE

First Half 2004 consolidated statements

Lagardère →

Principal changes in consolidated companies

Books	Full consolidation as of January 1, 2004 of the ***Editis*** assets (*Dalloz, Dunod, Armand Colin* in France, *Anaya* in Spain and *Larousse* in France and abroad). The remaining ***Editis*** assets (sale pending) are not consolidated.

Press	Acquisition and full consolidation as of January 1, 2004 of the Russian press group ***IMG*** *(ownership: 85 %).*

Lagardere Active	Full consolidation of the Russian Radio ***Europa plus Zao***. Ownership: 100%. (previously proportionnaly consolidated, 59%, in 2003).

LAGARDERE

Lagardère →

Sales by business segment


12,454 M€
4,510
7,944
5,802 M€
1,941
3,861
6,250 M€
2,190
4,060
1st Half 2003
1st Half 2004
2003
Lagardère Media
EADS

Consolidated Sales: + 7.7%

Lagardère Media: + 5.2%

LAGARDERE

Lagardère →

Lagardère Media
Sales by division


7,944 M€
580
2,072
4,333
3,861 M€
270
1,031
2,123
4,060 M€
318
1,043
2,119
1st Half 2003
1st Half 2004
2003
Distribution Services
Press
Books
Lagardere Active

- Impact of *Editis* assets retained: + 130 M€ / Euro's rise: - 85 M€
- Growth on a like-for-like basis: + 3.3%

LAGARDERE

Lagardère ➔

Lagardère Media - Sales by geographical area



2%
20%
35%
43%
3%
17%
38%
42%
3%
19%
35%
43%
1st Half 2003
1st Half 2004
2003
France
Rest of Europe
USA & Canada
Rest of the world

7

- Impact of acquisitions in *Books*, *Press*, *Radio* divisions in Europe (Spain, Russia...)
- Euro's rise

LAGARDERE

Lagardère ➔

Operating income by business segment



671 M€
12
232
427
337 M€
147
197
229 M€
66
172
(9)
(7)
1st Half 2003
1st Half 2004
2003
Lagardère Media
EADS
Other

- Strong growth of the consolidated operating income: + 47.1%
- Continued double digit growth (+ 14.2%) for Lagardère Media operating income

8

LAGARDERE

Lagardère

Lagardère Media
Operating income by division



172 M€
15
92
35
197 M€
36
83
40
427 M€
27
201
92
1st Half 2003
1st Half 2004
2003
Distribution Services
Press
Books
Lagardere Active

- Very strong progress at *Lagardere Active*
- Strong growth in *Books:* + 26.6% (*Editis* assets impact in H1 not meaningful) and in *Distribution Services*: + 14.6%
- Negative impact of launch costs in *Press*

LAGARDERE

Lagardère

Financial income (expense)
by business segment



(31) M€
13
(28)
(16)
(32) M€
2
(23)
(11)
42 M€
7
55
(20)
1st Half 2003
1st Half 2004
2003
Lagardère Media
EADS
Other

- Stable financial expenses in H1: - 32 M€ (vs - 31 M€ in H1 2003)
- In 2003, *T-Online* provision release amounted to + 121 M€

LAGARDERE

Lagardère →



Current income by business segment



713 M€
19
212
482
305 M€
136
174
(5)
198 M€
4
50
144
1st Half 2003
1st Half 2004
2003
Lagardère Media
EADS
Other

- Strong growth of H1 current income: + 305 M€ (vs + 198 M€ in H1 2003)

Lagardère Media's current income increases by more than 20%

- Impact in 2003 of the + 121 M€ *T-Online* provision release

11

LAGARDERE

Lagardère →



Exceptional items (by division)



(79) M€
51
(81)
(49)
(16) M€
6
(7)
(15)
(17) M€
(5)
(11)
(1)
1st Half 2003
1st Half 2004
2003
Lagardère Media
EADS
Other

- Stable H1 exceptionals at – 17 M€ (vs – 16 M€ in H1 2003)

12

LAGARDERE

Lagardère →

Exceptional items (by type)


Media and others
(1) M€
Media and others
(6) M€
Media and others
(30) M€
EADS
(15)
46
1
(2)
(46)
EADS
(11)
5
(4)
(2)
(5)
EADS
(49)
54
(53)
(23)
(8)
1st Half 2003
1st Half 2004
2003
EADS
Net capital gains
Amort. & special write-downs of goodwill and other intangibles
Restructuring Costs
Other

13

LAGARDERE

Lagardère →

Goodwill Amortization


(61) M€
(60) M€
(124) M€
(39)
(22)
(38)
(22)
(79)
(45)
1st Half 2003
1st Half 2004
2003
Media and others
EADS

14

LAGARDERE

Lagardère →

Income tax


(69) M€
(102) M€
(193) M€
(50)
(19)
(48)
(54)
(121)
(72)
1st Half 2003
1st Half 2004
2003
Media and others
EADS

- Stable tax charge in H1 for *Lagardère Media and others*
- *EADS*'s tax charge rises in line with current income progress

15 - In 2003, impact of the capital gain related tax adjustement on *T-Online* shares: - 24 M€

LAGARDERE

Lagardère →

Net income from companies accounted for by the equity method


33 M€
39 M€
49 M€
10
23
7
32
38
11
1st Half 2003
1st Half 2004
2003
Media and others
EADS

- Strong growth of H1 *Canal*Satellite result: + 25 M€ (vs + 16 M€ in H1 2003)

16 - In 2003, write-down of the *multiThématiques* investment: - 36 M€

LAGARDERE

Lagardère →

Minority interest



(7) M€
(24) M€
(24) M€
(7)
(13)
(11)
(11)
(13)
1st Half 2003
1st Half 2004
2003
☐ Media and others
■ EADS

17

LAGARDERE

Lagardère →

Consolidated Income Statement

(M€)	1st Half 2003			1st Half 2004			2003		
	Media & others	EADS	Total	Media & others	EADS	Total	Media & others	EADS	Total
Sales	3,861	1,941	5,802	4,060	2,190	6,250	7,944	4,510	12,454
Operating Income	163	66	229	190	147	337	439	232	671
Interest Income (exp.)	(15)	(16)	(31)	(21)	(11)	(32)	62	(20)	42
Current Income	148	50	198	169	136	305	501	212	713
Non-oper. Income	(1)	(15)	(16)	(6)	(11)	(17)	(30)	(49)	(79)
Other	(70)	(31)	(101)	(55)	(69)	(124)	(197)	(79)	(276)
Net Income before minority interests	77	4	81	108	56	164	274	84	358
Minority interests	(7)	0	(7)	(13)	(11)	(24)	(11)	(13)	(24)
Net Income	70	4	74	95	45	140	263	71	334

18

LAGARDERE

Lagardère →



Operating Cash Flows

Cash flow from operations | **Change in working capital**



813 M€
444 M€
297 M€
170
127
222
222
441
372
1st Half 2003
1st Half 2004
2003
427 M€
(59) M€
(172) M€
71
(130)
20
(192)
83
344
1st Half 2003
1st Half 2004
2003
Media and others
EADS

LAGARDERE

Lagardère →



Cash Flow statement

(M€)	1st Half 2003			1st Half 2004			2003		
	Media & others	EADS	Total	Media & others	EADS	Total	Media & others	EADS	Total
Cash flow from operations	170	127	297	222	222	444	441	372	813
Change in working capital	(130)	71	(59)	(192)	20	(172)	83	344	427
Total operating cash flow	40	198	238	30	242	272	524	716	1,240
Investments	(125)	(222)	(347)	(274)	(251)	(525)	(270)	(635)	(905)
Tangible & intang. Inv.	*(108)*	*(161)*	*(269)*	*(193)*	*(195)*	*(388)*	*(208)*	*(445)*	*(653)*
Financial Investments	*(17)*	*(61)*	*(78)*	*(81)*	*(56)*	*(137)*	*(62)*	*(190)*	*(252)*
Divestitures	160	18	178	51	40	91	231	81	312
Marketable securities	-	11	11	1	33	34	21	46	67
Investing activities	35	(193)	(158)	(222)	(178)	(400)	(18)	(508)	(526)
Net cash flow from oper. & invest. activities	75	5	80	(192)	64	(128)	506	208	714

LAGARDERE

Lagardère →

Balance Sheet

(M€)	06/30/2004			12/31/2003		
	Media & others	EADS	Total	Media & others	EADS	Total
Fixed assets	5,996	2,969	8,965	6,577	2,869	9,446
Current assets	4,782	4,915	9,697	3,631	4,880	8,511
of which cash & cash equivalent	*1,365*	*1,216*	*2,581*	*1,436*	*1,214*	*2,650*
TOTAL ASSETS	10,778	7,884	18,662	10,208	7,749	17,957
Stockholders' equity	3,498	1,112	4,610	3,407	1,145	4,552
Contingencies	1,033	1,228	2,261	996	1,205	2,201
Financial debts	3,378	755	4,133	3,102	717	3,819
Current liabilities	2,869	4,789	7,658	2,703	4,682	7,385
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	10,778	7,884	18,662	10,208	7,749	17,957

LAGARDERE

Lagardère →

Stockholder's Equity * & Net Cash (Net Debt) *


3,878 M€
(1,759) M€
4,136 M€
(882) M€
4,194 M€
(1,265) M€
June 30, 2003
Dec. 31, 2003
June 30, 2004
☐ Stockhoders' Equity
☐ Net Cash (Net Debt)

* Excl. « perpetual subordinated notes »

LAGARDERE

Lagardère →

Net Cash (Debt)*

(M€)	12.31.2003	Changes	06.30.2004
Net Debt	(882)	(383)	(1,265)
EADS	497	(36)	461
T-Online	522	-	522
Media and others & T-Online	(1,901)	(347)	(2,248)

* Excl. « perpetual subordinated notes »

LAGARDERE

Lagardère →

Lagardère - Financial debt maturities (media and others)

(M€) as of 06.30.2004	Less than one year	1 to 5 years	Over 5 years	Total
Perpetual subordinated notes (1992)			287 (1)	287
Bonds	30	1,077 (2)	504	1,611
Bank borrowings	8	821 (3)		829
Leasing contracts	32	74	13	119
Other	53		230	283
Short-term borrowings	249			249
TOTAL	372	1,972	1,034	3,378

Marketable securities, cash & equivalents (media and others): 1,365 M€ (4)

(1) Other investments include: + 220 M€ of accrued interest and premium (ie: perpetual subordinated notes impact on net debt calculation: - 67 M€)
(2) "1 to 2 years" : 908 M€ including *T-Online* convertible bond for 768 M€
(3) 700 M€ syndicated loan (maturity 2008)
(4) Including *T-Online* shares for 522 M€

LAGARDERE

Lagardère →

Data by business segment

LAGARDERE

Lagardère →

Sales by business segment

(M€)	1st Half 2003	1st Half 2004	2003
Books	437	580	959
Press	1,031	1,043	2,072
Distribution Services	2,123	2,119	4,333
Lagardere Active	270	318	580
Lagardère Media	**3,861**	**4,060**	**7,944**
EADS	1,941	2,190	4,510
TOTAL	5,802	6,250	12,454

LAGARDERE

Operating income by business segment

(M€)	1st Half 2003	1st Half 2004	2003
Books	30	38	107
Press	92	83	201
Distribution Services	35	40	92
Lagardere Active	15	36	27
Lagardère Media	**172**	**197**	**427**
EADS	**66**	**147**	**232**
Other	**(9)**	**(7)**	**12**
Operating income	**229**	**337**	**671**

Lagardère →

Lagardère Media - Income Statement

(M€)	1st Half 2003	1st Half 2004	2003
Sales	**3,861**	**4,060**	**7,944**
Operating income	**172**	**197**	**427**
Interest income (expense) (*)	(28)	(23)	55
Current income	**144**	**174**	**482**
Non-operating income	(5)	(1)	(28)
Associates	23	32	47
Net income before income tax	**162**	**205**	**501**
Operating margin - *Lagardère Media*	4.5%	4.9%	5.4%
Operating margin - excl. *Distribution Services*	7.9%	8.1%	9.3%

(*) including *T-Online* provision release	0	0	121

Lagardère →



Lagardere Active Broadcast & Broadband - Sales & Operating income breakdown

(M€)	1st Half 2003				1st Half 2004			
	Broadcast		Broadband	Lagardere Active	Broadcast		Broadband	Lagardere Active
	Radio	TV			Radio	TV		
Sales	135.5	101.1	34.1	270.7	160.4	113.3	44.8	318.5
Operating income	19.4	(0.8)	(3.1)	15.5	33.9	2.4	(0.6)	35.7

LAGARDERE

Lagardère →



Lagardère Media - Statement of Cash Flows

(M€)	1st Half 2003	1st Half 2004	2003
Cash flow from operations	175	225	428
Change in working capital	(117)	(154)	135
Total operating cash flow	58	71	563
Investments	(121)	(271)	(261)
Tangible & intangible Inv.	*(107)*	*(192)*	*(206)*
Financial Investments	*(14)*	*(79)*	*(55)*
Divestitures	19	50	89
Marketable securities	-	1	-
Investing activities	(102)	(220)	(172)
Net cash flow from operations & investing activities	(44)	(149)	391

LAGARDERE

Lagardère ➔

Lagardère Media - 1st Half 2004 Statement of Cash Flows by division

(M€)	Books	Press	Distribution Services	Lagardere Active	Lagardère Media
Cash flow from operations	33	53	50	89	225
Change in working capital	(92)	(35)	5	(32)	(154)
Total operating cash flow	(59)	18	55	57	71
Investments	(15)	(91)	(33)	(132)	(271)
Tangible & intangible Inv.	*(15)*	*(77)*	*(33)*	*(67)*	*(192)*
Financial Investments	-	*(14)*	-	*(65)*	*(79)*
Divestitures	9	9	14	18	50
Marketable securities	-	-	1	-	1
Investing activities	(6)	(82)	(18)	(114)	(220)
Net cash flow from operations & investing activities	(65)	(64)	37	(57)	(149)

LAGARDERE

Lagardère ➔

Lagardère Media - 1st Half 2003 Statement of Cash Flows by division

(M€)	Books	Press	Distribution Services	Lagardere Active	Lagardère Media
Cash flow from operations	28	64	43	40	175
Change in working capital	(74)	(20)	(28)	5	(117)
Total operating cash flow	(46)	44	15	45	58
Investments	(9)	(17)	(28)	(67)	(121)
Tangible & intangible Inv.	*(7)*	*(15)*	*(27)*	*(58)*	*(107)*
Financial Investments	*(2)*	*(2)*	*(1)*	*(9)*	*(14)*
Divestitures	1	10	3	5	19
Investing activities	(8)	(7)	(25)	(62)	(102)
Net cash flow from operations & investing activities	(54)	37	(10)	(17)	(44)

LAGARDERE

Lagardère →

EADS - Income Statement ...
... from EADS as reported to Lagardère format

(M€)	EADS 100% as reported	Restatements			EADS 100% Lagardère format
		Restructuring charges	Income from associates	Financial asset deprec.	
Sales	14,567				14,567
Operating income	823	73		22	918
Interest income (expense)	(5)		(47)	(22)	(74)
Non-operating income		(73)			(73)
Tax	(335)				(335)
Associates			47		47
Minority interests	(96)				(96)
Net income	387				387

LAGARDERE

Lagardère →

EADS - Income Statement restated

(M€)	EADS 100% Lagardère Format	Restatements		EADS restated 100%	Share in EADS 15.036%
		Forex restatts	Goodwill restatts		
Sales	14,567			14,567	2,190
Operating income	918	(9)	67	976	147
Interest income (expense)	(74)			(74)	(11)
Non-operating income	(73)			(73)	(11)
Tax	(335)	3	(26)	(358)	(54)
Income from Associates	47			47	7
Goodwill Amortization			(145)	(145)	(22)
Minority interests	(96)		24	(72)	(11)
Net income	387	(6)	(80)	301	45

LAGARDERE

Lagardère →

EADS -
Contribution to Lagardère Income statement

(M€)	1st Half 2003	1st Half 2004	2003
Sales	1,941	2,190	4,510
Operating income	**66**	**147**	**232**
Interest income (expense)	(16)	(11)	(20)
Current income	50	136	212
Non-operating income	(15)	(11)	(49)
Associates	10	7	38
Net income before tax	**45**	**132**	**201**
Operating margin	3.4%	6.7%	5.1%

Lagardère →

EADS -
Contribution to Lagardère Statement of Cash Flows

(M€)	1st Half 2003	1st Half 2004	2003
Cash flow from operations	127	222	372
Change in working capital	71	20	344
Total operating cash flow	198	242	716
Investments	(222)	(251)	(635)
Tangible & intangible Inv.	*(161)*	*(195)*	*(445)*
Financial Investments	*(61)*	*(56)*	*(190)*
Divestitures	18	40	81
Marketable securities	11	33	46
Investing activities	(193)	(178)	(508)
Net cash flow from operations & investing activities	5	64	208

Lagardère →

EADS - Balance sheet restated and Contribution to Lagardère Balance sheet

(M€)	EADS 100%	Lagardère Reclassifications	Lagardère Restatements	EADS restated 100%	EADS restated 15.036%
Fixed assets	26,058		(6,312)	19,746	2,969
Current assets	27,863	11,251	(6,422)	32,692	4,915
of which cash & cash equiv.	*7,901*		*187*	*8,088*	*1,216*
TOTAL ASSETS	53,921	11,251	(12,734)	52,438	7,884
Stockholders' equity	17,351		(9,959)	7,392	1,112
Contingencies	12,048	(1,109)	(2,775)	8,164	1,228
Financial debts	5,019			5,019	755
Current liabilities	19,503	12,360		31,863	4,789
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	53,921	11,251	(12,734)	52,438	7,884

LAGARDERE

Lagardère →

Lagardère - «Headquarters & non-operating branch» results

(M€)	1st Half 2003	1st Half 2004	2003
Operating income	(9)	(7)	12
Net interest income (expense) incl. preferred remunerations	9	1	(1)
Non-operating income	6	(1)	51*
TOTAL	6	(7)	62

* including capital gain on *Renault* shares materialized in February, 2003 (+ 40 M€)

LAGARDERE

Lagardère - Results summary

(M€)	1st Half 2003	1st Half 2004	2003
Lagardère Media	162	205	501
EADS	45	132	201
Other	6	(7)	62
Tax	(69)	(102)	(193)
Income before goodwill and other intangibles amortization & minority interests	144	228	571
Amortization of goodwill and other intangibles	(63)	(64)	(213)
Net income - before minority interests	81	164	358
Minority interests	(7)	(24)	(24)
Net income	74	140	334

Significant events

Lagardère → Books

Summary

Performance in the first half of 2004:

- Net sales:	+ 2.8% on a like for like basis
	+ 32.8% as published
- Operating income:	up 26.6%

Integration of *Editis* assets taken over by *Lagardère*:

- Arrival of *Larousse, Dalloz, Dunod, Armand Colin* and *Anaya* in the group perimeter
- Splitting up and reconstruction of publishing houses to transform them into autonomous operators
- *Hachette Livre* climbs from no. 11 to no. 6 worldwide

Lagardère → Books

Trade

Good results driven by the success of best-sellers:

- *Calmann-Lévy* with ***"Le Syndrome du Titanic"*** by Nicolas Hulot
- *Stock* with ***"Rien de grave"*** by Justine Lévy and ***"Les Âmes grises"*** by Philippe Claudel
- *Lattès* with ***"Da Vinci Code"*** by Dan Brown, which has attracted 300,000 readers

Education

- *Hachette Éducation, Hatier, Didier* and *Foucher* held up well
- Performance in line with objectives in a sharply declining market

Hachette Illustrated

Continuing strong growth:

- In the Children Publishing sector, with characters such as ***Franklin*** in the *Bibliothèque Rose* collection
- In the Practical (*Marabout*) sector, success of food and wine titles
- Strong resilience of *Hachette Tourisme* (Travel Guides) despite tough trading conditions for travel

Lagardère → Books

Distribution

Good performances driven by:

- A high activity level
- The positive impact of productivity and process improvement plans

Parts-work

- Successful international deployment confirms the relevance of the brand extension strategy
- 2004 performances dependent on the success of the launches planned for the end of the year

United Kingdom

Octopus Publishing Group (acquired late 2001):

- Completed re-centering on publishing of illustrated books for adults (disposal of the *Brimax* youth division and acquisition of *Godsfield Press* and *Gaia* operations)
- All units recorded growth vs 2003, with outstanding performances by *Hamlyn* and *Philips*

Orion, Watts

- *Orion* maintains sustained business with fiction titles
- *Watts* consolidates its leadership of the sector (publisher of children's books)

LAGARDERE

Lagardère → Books

Publishing houses of former *Editis* Group

Larousse:

- In France, publication of the 100th edition of the ***Petit Larousse Illustré***
- In Mexico, maintenance of sustained sales growth
- In Spain, business challenged in a highly competitive market

Dalloz, Dunod, Armand Colin:

- Higher Education displayed dynamic growth

Anaya:

- Faced with the curriculum effect associated with the arrival of a new government team, the company maintained its objectives and performance targets.

2004 Outlook

- In 2004, *Hachette Livre* aims to achieve profitable development helped by the spectacular expansion of its perimeter
- First half performance levels bode well for the success of the new stage

LAGARDERE

Lagardère → Press

Summary

Performances in the first half of 2004:

- Net sales: + 1.3% on a like for like basis
  + 1.2% as published
- Operating income: down 9.5%

Trading conditions:

- Increased competition in France and abroad
- In France, press can now advertise on TV

Investments:

- Larger promotional budgets to better defend or win market share
- Dynamic "new titles" launch policy in France and abroad

New acquisitions:

- A magazine group in Russia (TV guide, free paper) with effect from January 1st, 2004
- Acquisition of 49% of ***Psychologies Magazine*** in early July

LAGARDERE

Lagardère → Press

Magazines - France

- Good circulation trends, as in 2003
- ***Télé 7 jours's*** circulation (TV Guide) is declining but nevertheless maintains its leadership
- Good performances of other leading titles such as ***Paris-Match*** and ***Elle***
- Hefty increase in the advertising revenues of ***Journal Du Dimanche***

Active launch policy during the first half of 2004:

- ***Public:***
  - launched in July, 2003 and driven by the first TV campaign in France
  - initial targets exceeded (average circulation around 250,000 copies)
  - advertising should be on the agenda as soon as it is integrated into audience studies
- ***Ohla!:***
  - re-launched in April, 2004 with a different editorial content
  - circulation on the right track (about + 10%)
  - the aim for 2005-2006 is to build it into an advertising success
- ***Choc:***
  - launched late June, 2004 backed by extensive TV campaign
  - immediate success from very first issue, built on by the summer issues
  - circulation currently higher than 400,000 copies

LAGARDERE

Lagardère → Press

International Magazine Publishing

- Significant business improvement in the US
- Preparing the early launches of geographical declination of ***Psychologies Magazine*** (first launch in Italy in October)

Russia and the Far East:

- Good trading conditions support an accelerated development
- Acquisition of the *IMG Group* in Russia
- Launches in China (***25 years, Psychologies Magazine***)

Europe

- Spain reported good results helped by the launch of two new titles
- Mixed situation in Italy and in the UK: copy sales disrupted by the practice of tie-in sales and promotional offers
- Stable advertising market shares

Lagardère → Press

Daily press

- Excellent performance of the local advertising sales house
- Extra-local advertising above its historic performance level
- Mixed results for copy sales: positive in Marseille, slightly negative in Nice
- Increase of the ***MarseillePlus*** free paper copy sales
- Good results of the two supplements ***Version Femina*** and ***TV Hebdo***

Non press business

- Continued growth of merchandising revenues, especially in Asia
- Transfer of the *H2F* business (movie rights trading & distribution) to a *M6* subsidiary with effect from January 1, 2004

2004 Outlook

- Limited visibility given the weak recovery (impact of oil price increases on consumer trends)
- 2004 results should progress further versus 2003 helped by a positive contribution from the new launches throughout the second half.

Lagardère → Distribution Services

Summary

Performance in the first half of 2004:

- Net sales:	+ 2.7% on a like for like basis
	- 0.2% as published
- Operating income:	up 14.6%

Retail business

- Airport traffic is increasing again but retail business in France continues to be penalized by the continued decline of the music market.
- The collapse of terminal 'E' at the end of May will only have a limited impact on sales if the transfer of passengers to the other Roissy terminals is properly organized.

Wholesale business

- Growing but still penalized by the weak US dollar.

LAGARDERE

Lagardère → Distribution Services

France

Relais H

- Net sales rose by 1.7% compared to the first half of 2003
- Segmentation of *Relais H* commercial offer: ***Snacking concept***, ***Relay Occitane*** shop, ***Relay Livres***

Aelia

-23.5% drop in sales attributable to a new long-term commercial agreement with *Aéroports de Paris* concerning the alcohol, tobacco and perfume outlets in Roissy 2

Stores specializing in books, video and multimedia

- Overall drop in net sales of *Virgin Megastore* by 1.1% excluding the effects of any change in group structure
- Sales of *Virgin Megastore* strongly affected by the decline in the music market but limited by commercial campaigns undertaken in the book, video and paper sectors
- Launch in May 2004 of ***Virgin Mega.fr***, a paying on-line site for downloading music
- ***Furet du Nord*** reported a 3.7% rise in sales in the first half of 2004 in a stable perimeter (11 stores)

LAGARDERE

Lagardère → Distribution Services

Europe

Belgium

- Net sales up by 5.2% primarily driven by the development of the press market and the solid performance of the retail network

Spain

- *SGEL* reported 23% increase in its distribution business for the first half over the first half of 2003
- *SGEL*'s retail business rose by 9.4% compared to 2003 thanks to the sound performance of the *Relay* network in airports and at *BDP* sales outlets

Portugal

- 11.5% increase in net sales compared to 2003

Germany

- The retail business recorded 2.7% growth thanks to the turnaround in airport traffic.
- International press import/export business down by 7.9% in a very difficult market

Switzerland

- 4.1% increase in net sales for the first half (before recording currency fluctuations)

LAGARDERE

Lagardère → Distribution Services

Europe

Poland

- Brisk development of the retail business (opening of 43 new brand name sales outlets within one year and 31.9% increase in net sales excluding currency fluctuations)
- Distribution up by 11.1% before currency fluctuations

Hungary

- Sales down by 0.5% at constant rate and comparable method (stable sales for the retail network, distribution businesses down by 1.1%)

Czech Republic

- Sales rose by 56% thanks to the continued rollout of new outlets (140 sales outlets at June 30, 2004 compared to 119 at June 30, 2003)

Australia

- 12.5% increase in retail activities (*Newslink*) following the development of the network
- Acquisition of 6 *WH Smith* Singapore sales outlets in June, 2004 located at the Changi airport

LAGARDERE

Lagardère → Distribution Services

North America

- Slight net sales decrease of the wholesale business (- 1%) compared to the first half of 2003 ex currency fluctuations
- 8% increase in the retail business, ex currency fluctuations, compared to the first half of 2003.

United States

- Business up 9.6%, mainly thanks to the turnaround in airport traffic in US airports

Canada

- Business up 7.2% over the first half of 2004 compared to 2003

2004 Outlook

- Continued development of retail networks during the second half of 2004
- Business in the second half of 2004 strongly dependent on the continued air traffic turnaround and the potential pick up of the tourist season.

LAGARDERE

Lagardère → Audiovisual

Film and TV

Net Sales: + 10.9% on a like for like basis
+ 12.7% as reported

Increase in net sales:

- Expansion of *Lagardère Images International* businesses helped by the launch of a youth channel for the Qatar Foundation
- Rise in net sales of the production business (+ 45.3%)
- Growth in sales of theme channels (+ 6.3%)
- Despite the drop in the catalog distribution activity by 17.8% compared to the first half of 2003

Changes in the consolidation perimeter:

- Consolidation of *M5* and *Soloveicik & Co*, wholly-owned by *Europe Images International*
- Consolidation of *Phare Ouest Productions*, 50% owned by *Europe Audiovisuel*
- Entry of *Capital Image*, 25% stake held by *Europe Audiovisuel* and 25% by *GMT Productions*
- Consolidation of *Nouvelles Télévisions Numériques*, 50% owned by *Lagardère Images*
- Equity interest of *Europe Audiovisuel* in *Aubes Productions* raised from 20% to 45% (now fully-consolidated subsidiary)

LAGARDERE

Lagardère → Audiovisual

Film and TV

Theme channels

- Strong audience rating of Lagardere's cable and satellite channels (MediaCabsat) for the period of December 29, 2003 to June 13, 2004, (published by Médiamétrie)
- **Canal J** and **TiJi** have been confirmed as the top two youth channels for 4-10 year olds
- **MCM** remains the leading music channel

Digital Terrestrial Television

- Agreements signed by the Group's channels with the *Conseil Supérieur de l'Audiovisuel*, France's Film and TV vetting board
- Set up of a new company *NTN* by *Lagardère Images*, *Pathé* and *Bolloré*
- DTT free offer launch scheduled for March 1, 2005
- DTT pay-per-view offer planned on September 1, 2005
- Commercial distributor for DTT has not yet been chosen

LAGARDERE

Lagardère → Audiovisual

Radio

- Net sales:	+ 15.3% on a like for like basis
	+ 18.4 % as reported

Europe1

- Steady audience in a difficult market (9.4% of cumulative audience at the last Médiamétrie poll (period April - June, 2004, of 13+ years) and 7.6% of audience share)

FM Division

- Sharp increase in net sales, particularly on *RFM*

Lagardere Active Radio International

- Solid performances of Russia and the Czech Republic

LAGARDERE

Lagardère →  **Audiovisual**

Advertising Sales House

- Net sales up 16.0% compared to the first half of 2003
- Positive operating income (compared to a loss in H1 2003)

New media

- Group perimeter includes:
  - mobile services businesses
  - internet/CD-Rom activities
- Net sales up 31.2% compared to first half of 2003
- Operating income almost at break even
- Acquisition of 100% of the capital of *WAPTOO* and rollout of mobile services businesses in the United States
- Sharp rise of *Legion GmbH* in Germany in the supply of interactive services for radios
- Strong pick up of SMS+ and the mobile Internet services boosted the activity of *Plurimedia* in France
- Significant progress of *Lagardere Active North America* marketing and technological process

LAGARDERE

Lagardère → 

Lagardère stock performance

LAGARDERE

LAGARDERE share price - Lagardere vs. "CAC 40" & "DJ STOXX MEDIA"



from March 1998* to September 6, 2004
€ 50.65
09/06/04
350
300
250
200
150
100
50
0
1998
1999
2000
2001
2002
2003
2004
Source : DATASTREAM
LAGARDERE
DJ STOXX MEDIA
CAC 40

* Arnaud Lagardère appointed as General Partner and taking over Lagardère Media

LAGARDERE

Share price performance - LAGARDERE vs. CAC40



from Jan. 1993* to September 6, 2004 (monthly average)
800
700
600
500
400
300
200
100
0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
LAGARDERE

January, 1993* - Share price base: 100 = € 13 (FRF 85)

* Dec. 1992 - Merger of MATRA and HACHETTE leading to the formation of LAGARDERE

LAGARDERE

OUTLOOK FOR THE FUTURE

At the end of August, the uncertainties surrounding the global economy make any forecast for **Lagardère Media** difficult.
However, the few signs of economic improvement in most Western countries and Japan and the currency stability of the euro represent encouraging factors for the year end.
Lastly, in the second half, which generally contributes to 60% of the annual operating income, **Lagardère Media** is faced firstly with a very tough comparison for the corresponding period in 2003 in respect of its "Radio" business. Secondly, since its "Book" division largely depends on its Education segment, which, as in previous years, will not post growth due to the demographic situation, the Group cannot expect growth in the second half at the same rate as for the first half.

All told, buoyed by the strong operating income in the first half, **Lagardère Media** forecasts growth in operating income (prior to the impact of *Editis* and *Hodder Headline*) of between + 7% and + 10% for the full year 2004.

Paris, September 9, 2004

A leader in media (books, distribution, press and audiovisual), Lagardère Group is also present in high technology via its 15.036% stake in EADS.
The Group posted 2003 revenues of € 12,454 M and has 43,000 employees in over 40 countries.
Lagardère Group is listed on the *Premier Marché* of the Paris Stock Exchange.

Press Contacts:

Thierry Funck-Brentano — Tel: 33.1.40.69.16.34
e-mail: tfb@lagardere.fr

Arnaud Molinié — Tel: 33.1.40.69.16.72
e-mail: amolinie@lagardere.fr

Investor Relations Contact:

Laurent Carozzi — Tel: 33.1.40.69.18.02
e-mail: lcarozzi@lagardere.fr